Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ONCONETIX, INC.,

ONCONETIX MERGER SUB INC.,

Andrew Oakley,

as Parent Representative,

and

OCUVEX THERAPEUTICS, INC.

Dated as of July 16, 2025

i

Article V

COVENANTS OF THE COMPANY

Section 5.01	Conduct of the Company	49
Section 5.02	No Solicitation by the Company; Alternative Company Transaction	52

Article VI

COVENANTS OF PARENT

Section 6.01	Conduct of Parent	55
Section 6.02	No Solicitation by Parent	58
Section 6.03	Director and Officer Liability	61

Article VII

ADDITIONAL AGREEMENTS

Section 7.01	Commercially Reasonable Efforts	62
Section 7.02	Access to Information; Confidentiality	64
Section 7.03	Proxy Statement/Registration Statement; Parent Stockholders Meeting	64
Section 7.04	Company Stockholder Approval.	66
Section 7.05	Listing and Reporting Matters	66
Section 7.06	Certain Tax Matters	67
Section 7.07	Public Announcements	67
Section 7.08	Notices of Certain Events	68
Section 7.09	Transaction Litigation	68
Section 7.10	Transaction Financing.	69

Article VIII

CONDITIONS PRECEDENT

Section 8.01	Conditions to Each Party’s Obligation to Effect the Merger	69
Section 8.02	Conditions to Obligation of the Company	70
Section 8.03	Conditions to Obligation of Parent and Merger Sub Inc.	72
Section 8.04	Frustration of Closing Conditions	73

Article IX

TERMINATION AND AMENDMENT

Section 9.01	Termination	73
Section 9.02	Effect of Termination	75

Exhibits

Exhibit A	Company Support Agreement
Exhibit B	Lock-Up Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of July 16, 2025, by and among Onconetix, Inc., a Delaware corporation (“Parent”), Onconetix Merger Sub, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Andrew Oakley, in the capacity as the representative from and after the Effective Time for the Parent Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Parent Representative”), and Ocuvex Therapeutics, Inc., a Delaware corporation (the “Company”). The parties hereto are referred to collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, on the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub Inc. will merge with and into the Company, with the Company surviving the merger (the “Merger”) as a direct, wholly owned Subsidiary of Parent (the corporation surviving the Merger, the “Surviving Corporation”);

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders; (b) approved, adopted and declared advisable this Agreement and the Transactions; (c) directed that the approval and adoption of this Agreement (including the Transactions) be submitted to the Company’s stockholders; and (d) recommended the adoption of this Agreement and approval of the Transactions by the Company’s stockholders (the “Company Recommendation”);

WHEREAS, the Board of Directors of Parent has unanimously (a) determined that this Agreement and the Transactions (including the Parent Share Issuance and the Parent Charter Amendment) are fair to and in the best interests of Parent and its stockholders; (b) approved, adopted and declared advisable this Agreement and the Transactions (including the Parent Share Issuance and the Parent Charter Amendment); (c) directed that the Parent Share Issuance and the Parent Charter Amendment be submitted to a vote at a meeting of Parent’s stockholders; and (d) recommended the approval of the Parent Share Issuance and the Parent Charter Amendment by Parent’s stockholders;

WHEREAS, the Board of Directors of Merger Sub Inc. has unanimously (a) approved, adopted and declared advisable this Agreement and the Transactions and (b) directed that this Agreement (including the Transactions) be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub Inc.;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub Inc. to enter into this Agreement, stockholders of the Company representing sufficient voting power to constitute the Company Stockholder Approval (as of the date of this Agreement are entering into a support agreement with Parent and the Company in the form attached hereto as Exhibit A (the “Company Support Agreement”);

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub Inc. to enter into this Agreement, HHP Holdings, LLC, Anthony Amato and David Friedman are entering into lock-up agreements with Parent and the Company, in the form attached hereto as Exhibit B (the “Lock-Up Agreements”), which Lock-Up Agreements shall become effective as of the Closing and provide that Sellers shall not transfer the shares of Parent Common Stock from the Closing until (6) months following the date of the Closing;

WHEREAS, immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub Inc., will execute and deliver an action by written consent (the “Merger Sub Consent”), adopting this Agreement and approving the Transactions;

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (i) the Merger be treated as an integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), (ii) Parent and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder;

WHEREAS, on the terms and subject to the conditions set forth herein, prior to the Closing, Parent shall effect the Parent Charter Amendment in accordance with the applicable provisions of the DGCL;

WHEREAS, the Company, Parent and Merger Sub Inc. desire to make certain representations, warranties and covenants in this Agreement in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

Article I

THE MERGER; CLOSING; EFFECTIVE TIME

Section 1.01 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (i) Merger Sub Inc. shall be merged with and into the Company in accordance with the DGCL and (ii) the separate corporate existence of Merger Sub Inc. shall cease and the Company shall continue its corporate existence under the DGCL as the surviving company in the Merger.

(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, Liabilities and restrictions of the Company and Merger Sub Inc., all as provided under the DGCL, and the Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

Section 1.02 Organizational Documents of the Surviving Corporation.

At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, (i) the certificate of incorporation of the Company shall be amended and restated to read in its entirety as the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the Effective Time, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by Applicable Law, and (ii) the bylaws of the Company shall be amended and restated in their entirety as the bylaws of Merger Sub Inc. as in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by Applicable Law.

Section 1.03 Directors and Officers of the Surviving Corporation.

(a) From the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation, the directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

Section 1.04 Closing. The closing (the “Closing”) of the Merger shall take place via the electronic exchange of documents and signatures at 9:00 a.m., New York City time, on the second (2nd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions by the Party or Parties entitled to the benefits thereof), or at such other place, time and date as shall be mutually agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.05 Parent Governance Matters.

(a) Parent Organizational Documents. Prior to the Effective Time, (i) subject to the receipt of the Parent Stockholder Approval, the certificate of incorporation of Parent shall be amended and restated in its entirety, and Parent shall file the Parent New Charter with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the “Parent Charter Amendment”) and (ii) the Board of Directors of Parent shall, at a meeting duly called, adopt resolutions to amend and restate the bylaws of Parent (the “Parent New Bylaws”), to be effective as of the Closing Date. The Parent New Charter and Parent New Bylaws shall be the certificate of incorporation and bylaws of Parent until thereafter supplemented or amended in accordance with the applicable provisions thereof and of the DGCL. The Parent New Charter Amendment shall be in the form and substance mutually satisfactory to Parent and the Company, and the Parent New Bylaws shall be in the form and substance mutually satisfactory to Parent and the Company, and neither may be modified or revised prior to the Effective Time, without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, delayed or denied).

(b) Board of Directors of Parent. Parent shall take all necessary action (including by passing the appropriate resolutions to the extent necessary, to be effective immediately following the Closing, to increase the size of the Board of Directors of Parent and appoint the applicable Board Designees to fill the resulting vacancies, and by securing or causing to be delivered to Parent (with evidence thereof to be provided to the Company) the resignations of then-serving directors of the Board of Directors of Parent) to:

(i) cause the size of the Board of Directors of Parent as of the Closing to be fixed at seven (7) directors;

(ii) cause to be appointed to the Board of Directors of Parent (A) five (5) persons designated by the Company prior to the Closing (“Company Board Designees”), at least three (3) of whom shall be required to qualify as an independent director under Nasdaq rules and (B) two (2) persons designated by Parent prior to the Closing, at least one (1) of whom shall be required to qualify as independent directors under Nasdaq rules (“Parent Board Designees”).

(c) Parent Executive Officers. Parent shall take all necessary action (including by passing the appropriate resolutions to the extent necessary, to be effective immediately following the Closing, and by securing or causing to be delivered to Parent (with evidence thereof to be provided to the Company) the resignations of then-serving officers of the Company) to cause the officers of Parent as of the Closing to be the individuals determined in the Company’s sole discretion, which shall include: Antony Amato as Chief Executive Officer, David Friedman as President and Chief Operating Officer, and Michael Proctor is Executive Vice President and Chief Commercial Officer.

Article II

EFFECT ON CAPITAL STOCK; EXCHANGE

Section 2.01 Effect on Capital Stock.

(a) Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub Inc. or the holders of any Equity Interests in the Company, Parent or Merger Sub Inc.:

(i) each share of Common Stock, par value $0.0001, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and Dissenting Shares, shall be converted into a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”), subject to adjustment in accordance with Section 2.02; provided, that the Merger Consideration otherwise payable to the Company Stockholders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 2.07, and after the Closing is subject to reduction for the indemnification obligations of the Indemnifying Parties set forth in Article X. Each share of Company Common Stock that was immediately prior to the Effective Time represented by a certificate and each uncertificated share of Company Common Stock that immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company (other than Excluded Shares and Dissenting Shares) shall cease to be outstanding, shall be canceled and cease to exist and shall thereafter represent only the right to receive the Merger Consideration, without any interest (subject to withholding of the Escrow Shares). The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock and delivery of duly executed letters of transmittal in accordance with Section 2.04 will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock, and after the Effective Time there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any duly executed letters of transmittal with respect to former shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they will be treated in accordance with this Article II. “Exchange Ratio” means a number equal to the quotient obtained by dividing (x) the product of (I) the Fully Diluted Parent Common Stock less the aggregate number of shares of Parent Common Stock issuable in connection with a Permitted Financing and (II) 9 by (y) the Fully Diluted Company Common Stock.

(ii) each share of Company Common Stock that is held immediately prior to the Effective Time by the Company as treasury stock or owned by any Subsidiary of the Company (the “Excluded Shares”) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(iii) each share of common stock, par value $0.0001 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.02 Certain Adjustments. Without limiting or affecting any of the provisions of Section 5.01 or Section 6.01, if, during the period between the date of this Agreement and the Effective Time, any change in the Equity Interests of the Company or Parent (other than actions expressly permitted by the terms of this Agreement, including the Parent Charter Amendment and, if applicable, the Parent Reverse Split) shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange, consolidation, equity issuance or readjustment of shares, subdivision, forfeiture or other similar transaction, or any stock dividend thereon (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable) with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.

Section 2.03 Fully Diluted Parent Common Stock; Fully Diluted Company Common Stock. Prior to the Closing, (i) Parent shall deliver to the Company a certificate signed on behalf of Parent by the Chief Financial Officer of Parent setting forth the aggregate Fully Diluted Parent Common Stock as of the close of business on the Business Day immediately preceding the Closing Date (after giving effect to the Parent Charter Amendment and, if applicable, the Parent Reverse Split), and (ii) the Company shall deliver a certificate signed on behalf of the Company by the Chief Executive Officer of the Company setting forth the aggregate Fully Diluted Company Common Stock as of the close of business on the Business Day immediately preceding the Closing Date. Absent manifest error or fraud, each certificate delivered pursuant to the preceding sentence shall be final and binding on the Parties and all holders of Equity Interests in any of the Parties.

Section 2.04 Exchange of Shares.

(a) Exchange Agent. Prior to the Closing, Parent shall appoint Continental Stock Transfer & Trust Company (or such other exchange agent as is reasonably acceptable to the Company and Parent) (the “Exchange Agent”) to act as agent for the purpose of delivering to each stockholder of the Company his, her or its portion of the aggregate Merger Consideration in respect of such stockholder’s Company Common Stock. As of or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders of the Company Common Stock, a number of shares of Parent Common Stock, in book-entry form, equal to the aggregate Merger Consideration issuable pursuant to Section 2.01(a)(i) (less the Escrow Shares) for the purpose of exchanging the Company Common Stock for the Merger Consideration.

(b) Exchange Procedures. Prior to the Effective Time, Parent shall provide, or cause the Exchange Agent to provide, to each Person who is or will be, as of immediately prior to the Effective Time, a holder of record of Company Common Stock, a letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of such letter of transmittal) for use in such exchange (a “Letter of Transmittal”). In consideration of, among other things, the entry into this Agreement by the Company, Parent and Merger Sub and the consummation of the transactions contemplated hereby and each Company Stockholder’s entitlement to receive the Merger Consideration payable pursuant to this Agreement, each Company Stockholder shall execute and deliver to the Company a release in the form set forth in the Letter of Transmittal, which obligation may be satisfied by the execution and delivery of the Letter of Transmittal in accordance with this Section 2.04 (the “LOT Release”). The LOT Release shall be effective as of the Effective Time and shall be a condition precedent to such Company Stockholder’s receipt of the Merger Consideration pursuant to this Agreement.

(c) Upon delivery to (and receipt by) the Exchange Agent of such Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Common Stock will be entitled to receive (following the Effective Time) the applicable Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II. Until exchanged as contemplated by this Section 2.04, any shares of Company Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such exchange Merger Consideration as contemplated by this Section 2.04. No interest will be paid or accrue on any cash payable upon exchange of any shares of Company Common Stock.

Section 2.05 No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued in exchange for Company Common Stock. If either the aggregate number of shares of Parent Common Stock that would be paid to the holder of any Company Common Stock in respect of all Company Common Stock held by such holder pursuant to Section 2.01(a)(i)(A) in the absence of this Section 2.05 is not a whole number, then such aggregate number shall be rounded down to the nearest whole number.

Section 2.06 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into or represent the right to receive the Merger Consideration, but shall instead automatically cease to be outstanding, shall be canceled and cease to exist and shall thereafter represent only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(a)(i), without interest thereon, upon surrender, in the manner provided in Section 2.04, of such shares. The Company shall provide Parent with prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

Section 2.07 Treatment of Company Convertible Securities.

(a) Prior to the Merger, the holders of Company Convertible Securities other than the Company Stock Options and Company Warrants shall convert all of their rights to receive shares of Company Common Stock pursuant to such Company Convertible Securities for shares of Company Common Stock at the applicable conversion ratio as set forth in the Company Convertible Securities (the “Company Convertible Securities Conversion”). Following the Company Convertible Securities Conversion, all Company Convertible Securities, other than the Company Stock Options and Company Warrants shall be waived, canceled or terminated, as applicable, shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Company Convertible Securities shall thereafter cease to have any rights with respect to such securities.

(b) At the Closing, each outstanding Company Stock Option that is outstanding under any equity incentive plan of the Company (a “Company Equity Plan”), whether vested unvested, shall be assumed by Parent and converted into the right to receive an option to acquire shares of Parent Common Stock (each, an “Assumed Option”), subject in either case to substantially the same terms and conditions as were applicable to such Company Stock Option immediately before the Closing (including, without limitation, the vesting and acceleration provisions therein), except any references therein to the Company or shares of Company Common Stock will instead mean the Parent and Parent Common Stock, respectively. Each Assumed Option shall: (i) represent the right to acquire a number of shares of Parent Common Stock (as rounded down to the nearest whole number) equal to the product of (A) the number of shares of Company Common Stock that were subject to the corresponding Company Stock Option immediately prior to the Closing, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price (as rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price of the corresponding Company Stock Option, divided by (B) the Exchange Ratio.

(c) At the Closing, each outstanding Company Warrant that is outstanding, whether vested unvested, shall be assumed by Parent and converted into the right to receive a warrant exercisable for shares of Parent Common Stock (each, an “Assumed Warrant”), subject in either case to substantially the same terms and conditions as were applicable to such Company Warrant immediately before the Closing (including, without limitation, exercise price), except any references therein to the Company or shares of Company Common Stock will instead mean the Parent and Parent Common Stock, respectively. Each Assumed Warrant shall: (i) represent the right to acquire a number of shares of Parent Common Stock (as rounded down to the nearest whole number) equal to the product of (A) the number of shares of Company Common Stock that were subject to the corresponding Company Warrant immediately prior to the Closing, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price (as rounded down to the nearest whole cent) equal to the quotient of (A) the exercise price of the corresponding Company Warrant, divided by (B) the Exchange Ratio.

Section 2.08 Escrow.

(a) At or prior to the Closing, Parent, the Company, the Parent Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to Buyer and Sellers’ Representative), as escrow agent (the “Escrow Agent”), shall enter into an escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to Parent and the Company (the “Escrow Agreement”), pursuant to which Parent shall issue to the Escrow Agent a number of shares of Parent Common Stock equal to twelve and a half percent (12.5%) of the Merger Consideration (the “Escrow Amount”) (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Escrow Shares (together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of Article X hereof and the Escrow Agreement. The Escrow Property shall be allocated among and transferred to the Company Stockholders pro rata based on their respective portions of the Merger Consideration as set forth in Section 2.01. The Escrow Property shall serve as the sole source of payment for the obligations of the Company Stockholders pursuant to Article X (other than for claims based on fraudulent, criminal or intentional misconduct). Pursuant to the Escrow Agreement, the Escrow Agent, as the record holder of the Escrow Shares, shall grant Parent a proxy to vote the Escrow Shares and, until and unless the Escrow Shares are forfeited in satisfaction of an indemnification claim pursuant to Article X hereof, Parent shall control the voting power with respect to the Escrow Shares as of the Effective Time and during the time such Escrow Shares are held in the Escrow Account. Unless otherwise required by Law, all distributions made from the Escrow Account shall be treated by the Parties as an adjustment to the number of shares of Merger Consideration received by the Company Stockholders pursuant to Article II hereof.

(b) The Escrow Property shall not be subject to any indemnification claim to the extent made after the date which is eighteen (18) months after the Closing Date (the “Expiration Date”); provided, however, with respect to any indemnification claims made in accordance with Article X hereof on or prior to the Expiration Date that remain unresolved at the time of the Expiration Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims (as determined based on the amount of the indemnification claim included in the claim notice provided under Article X and the Parent Share Price as of the Expiration Date) shall remain in the Escrow Account until such time as such Pending Claim shall have been finally resolved and paid pursuant to the provisions of Article X. After the Expiration Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an Indemnified Party, shall be transferred by the Escrow Agent to the Company Stockholders that have previously delivered the Letter of Transmittal in accordance with Section 2.04(b), with each such Company Stockholder receiving its pro rata share of such Escrow Property. Promptly after the final resolution of all Pending Claims and payment of all indemnification obligations in connection therewith, the Escrow Agent shall transfer any remaining Escrow Property remaining in the Escrow Account to the Company Stockholders that have previously delivered the Letter of Transmittal in accordance with Section 2.04(b), with each such Company Stockholder receiving its pro rata share of such Escrow Property.

Section 2.09 Withholding Rights. Parent, the Surviving Corporation and the Exchange Agent, as the case may be, (i) will deduct and withhold from the consideration otherwise required to be distributed pursuant to this Agreement such amounts as may be required to be deducted and withheld under the Code or any provision of state, local or non-U.S. Tax Law and (ii) shall be entitled to request and be provided any necessary Tax forms, including (A) IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information and (B) a properly executed statement, in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, and the notification to the IRS required under Treasury Regulations Section 1.897-2(h)(2). Any amounts withheld and remitted to the applicable Governmental Authority in accordance with Applicable Law will be treated for all purposes of this Agreement as having been distributed to the Persons otherwise entitled hereto. If Parent, the Surviving Corporation or the Exchange Agent intends to make any deduction or withholding from the Merger Consideration, then Parent will, not less than ten (10) Business Days prior to the Closing Date, provide the Company with written notice of such intent, setting forth in reasonable detail the basis for such deduction or withholding, and the Parties will cooperate on a reasonable basis to reduce or eliminate such deduction or withholding.

Section 2.10 No Liability. None of the Parties hereto, the Surviving Corporation or the Exchange Agent will be liable to any Person in respect of any shares of Parent Common Stock properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Article III

REPRESENTATIONS AND WARRANTIES OF the Company

Subject to Section 11.16, except as disclosed in the disclosure letter (the “Company Disclosure Letter”) delivered to Parent by the Company on the date of this Agreement, the Company hereby represents and warrants to Parent, as follows:

Section 3.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each other Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.01(a) of the Company Disclosure Letter lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business.

(b) Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of (i) the certificate of incorporation and bylaws of the Company (as may be amended from time to time, the “Company Organizational Documents”) and (ii) the Organizational Documents of each other Target Company, in effect on the date of this Agreement. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by the Company of the Transactions, are within the corporate powers of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and each of the Ancillary Agreements to which the Company is a party has been (or will be) duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity and public policy considerations (regardless of whether enforcement is sought in a Proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Exceptions”)).

(b) The Board of Directors of the Company has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions; (iii) directing that the approval and adoption of this Agreement (including the Transactions) be submitted to the Company’s stockholders; and (iv) recommending the adoption of this Agreement and approval of the Transactions by the Company’s stockholders. The Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 3.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is or is specified to be a party, and the consummation by the Company of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (b) compliance with any applicable requirements of any applicable Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws or pursuant to the listing requirements of the Nasdaq Capital Market LLC or any successor thereto (“Nasdaq”); or (d) any other actions, Consents or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04 Non-Contravention. The execution, delivery and performance by the Company (or any other Target Company, as applicable) of this Agreement and the Ancillary Agreements to which any Target Company is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming effectiveness of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Target Company’s Organizational Documents; (b) assuming compliance with the matters referred to in Section 3.03 and effectiveness of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 3.03 and effectiveness of the Company Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any Target Company is entitled under, any provision of any Company Material Contract binding upon any Target Company; or (d) result in the creation or imposition of any Lien on any asset of any Target Company, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05 Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of twenty million (20,000,000) shares of Company Common Stock, par value $0.0001 per share. As of the date of this Agreement, (i) 9,821,434 shares of Company Common Stock are issued or outstanding. Section 3.05(a) of the Company Disclosure Letter sets forth an accurate and complete list as of the date of this Agreement of the holders of all issued and outstanding Company Securities and the number and type of Company Securities owned of record by each such holder. Except as set forth in Section 3.05(a) of the Company Disclosure Letter and for changes to the extent not prohibited by Section 5.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, the Company, or (iv) restricted shares, restricted units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(b) As of the date of this Agreement, all outstanding shares of capital stock of the Company have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(c) As of the date of this Agreement, except as set forth in Section 3.05(a) of the Company Disclosure Letter, there are no outstanding (i) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote or (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(d) As of the date of this Agreement, there are no stockholders’ agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which the Company or any Subsidiary of the Company is a party with respect to the capital stock or other Equity Interests of the Company. As of the date of this Agreement, none of the Company or any Subsidiaries of the Company has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

Section 3.06 Subsidiaries. Section 3.06 of the Company Disclosure Letter sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. Except as set forth in Section 3.05(a) of the Company Disclosure Letter, there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Section 3.06 of the Company Disclosure Letter, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise control, any Person. No Target Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.07 Disclosure Documents. The information relating to the Company and its Subsidiaries that is provided by or on its behalf for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will not, to the knowledge of the Company (A) at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.08 Financial Statements.

(a) As used herein, the term “Company Financials” means the unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheet of the Target Companies as of December 31, 2024 (the “Company Balance Sheet”; such date, the “Company Balance Sheet Date”), and, the unaudited consolidated financial statements of the Company Subsidiaries, as of December 31, 2023, and the related consolidated audited or unaudited income statements, changes in shareholder equity and statements of cash flows for the years then ended, as the case may be. The Company Financials (x) were prepared from the books and records of the Target Companies as of the times and for the periods referred to therein, (y) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), and (z) are complete and correct and fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. Prior to the Measurement Date, to the knowledge of the Company, and, since the Measurement Date, no Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Since the Measurement Date, no Target Company nor its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Section 3.08(c) of the Company Disclosure Letter, and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Section 3.08(c) of the Company Disclosure Letter. Except as disclosed on Section 3.08(c) of the Company Disclosure Letter, no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) No Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date contained in the Company Financials; (ii) not material; or (iii) that were incurred after the Company Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

Section 3.09 Absence of Certain Changes. Since the date of incorporation of the Company through the date of this Agreement, except as set forth on Section 3.09 of the Company Disclosure Letter, there has not been any Company Material Adverse Effect.

Section 3.10 No Undisclosed Material Liabilities. There are no Liabilities or obligations of any Target Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) Liabilities or obligations arising in the ordinary course of business, (b) Liabilities arising in connection with the Transactions, (c) Liabilities disclosed in the Company Financials or in Section 3.10 of the Company Disclosure Letter, and (d) other Liabilities or obligations that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

Section 3.11 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of the Company or any of its Subsidiaries, that has resulted or would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, or that, as of the date of this Agreement, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions. As of the date of this Agreement, there is no settlement or similar agreement that imposes any material ongoing obligations or restriction on the Company or any of its Subsidiaries. As of the date of this Agreement, there is no Order outstanding or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of the Company or any of its Subsidiaries, under which the Company or any of its Subsidiaries has any material ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

Section 3.12 Compliance with Applicable Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each Target Company is, and since the date of its incorporation has been, in compliance with all Applicable Laws and is not in default under or in violation of any Applicable Laws and (b) no Target Company is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law.

(b) In addition, and also without limiting the generality of Section 3.12(a), each Target Company is, and since the Measurement Date, have been, in compliance in all material respects with all applicable statutes, rules and regulations applicable to the Health Care Laws (as defined below). Prior to the Measurement Date, to the knowledge of the Company, and, since the Measurement Date, no Target Company has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws, and, to the knowledge of the Company, no such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. No Target Company, and none of their respective officers, directors, or employees or, to the knowledge of the Company, contractors or agents, is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, no Target Company nor any of their respective officers, directors or employees or, to the knowledge of the Company, contractors or agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion. The Company and its Subsidiaries have filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by the Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were timely, complete, accurate and not misleading on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). “Health Care Laws” means (a) the U.S. Federal Food, Drug, and Cosmetic Act, (b) the Public Health Service Act (42 U.S.C. §201 et seq.), (c) all federal and state fraud and abuse laws, including the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the civil False Claims Act (31 U.S.C. §3729 et seq.), the administrative False Claims Law (42 U.S.C. §1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. §1320a-7a(a)(5)), the exclusion Laws (42 U.S.C. §1320a-7), the Physician Payment Sunshine Act (42 U.S.C. §1320a-7h), (d) the Health Insurance Portability and Accountability Act of 1996 as amended (42 U.S.C. §§1320d et seq.) and comparable state Laws, (e) the Controlled Substances Act (21 U.S.C. §801 et seq.), (f) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act (g) all other applicable healthcare laws or judgments.

Section 3.13 Company Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Target Company holds all governmental Consents necessary for the operation of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Target Company is and, since the date of its incorporation, has been in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of the Company, threatened that seeks, or, to the knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit except where such revocation, cancellation, termination, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Company Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each of the following Contracts to which a Target Company is a party or by which a Target Company or its assets are bound (other than any Company Employee Plan or Company Real Property Lease or Contracts that have been performed by the Target Companies) (each such Contract listed or required to be so listed, a “Company Material Contract”):

(i) any Contract that (A) limits or purports to limit, in any material respect, the freedom of a Target Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Corporation, Parent, the Company or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws), (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on a Target Company (or, after the Closing, that would be binding on the Surviving Corporation, Parent or any of their respective Subsidiaries), (C) contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person or (D) contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by a Target Company (other than any such Contracts that are terminable by a Target Company on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(ii) promissory notes, loan agreements, indentures, evidences of Indebtedness or other instruments providing for or relating to the lending of money, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements or that provides for the guarantee, support, indemnification, assumption or endorsement by a Target Company of, or any similar commitment by a Target Company with respect to, the obligations, Liabilities or Indebtedness of any other Person;

(iii) any Contract that would require the disposition of any material assets or line of business of a Target Company as a result of the consummation of the Merger;

(iv) any Contract restricting the payment of dividends or the making of distributions to stockholders of the Company or the repurchase of stock or other equity of the Company;

(v) any Contract that involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(vi) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(vii) any Contract pursuant to which a Target Company receives from any Third Party a license or similar right to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than Contracts (A) in which grants of Intellectual Property rights are incidental and not material to such Contracts, (B) granting rights to use commercially available hardware or software, including pursuant to shrinkwrap, clickthrough or other standard similar licensing terms, or (C) pursuant to which a Target Company grants a nonexclusive license to its customers, vendors, suppliers or service providers in the ordinary course of business;

(viii) any Contract pursuant to which a Target Company grants to any Third Party a license or similar right to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than licenses granted in the ordinary course of business;

(ix) any Contract that is a Collective Bargaining Agreement;

(x) any Related Party Contract to which the Company is a party;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions) that will, after the date of this Agreement, (A) involve payments by a Target Company in excess of $250,000 or (B) impose material monitoring or reporting obligations on a Target Company outside the ordinary course of business;

(xii) any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $100,000 to which a Target Company is a party, as lessee;

(xiii) any Contract that relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(xiv) any Contract that by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $100,000 per year or $500,000 in the aggregate (other than each employment, management, service or consulting agreement);

(xv) is with any Company Top Customer or Company Top Vendor;

(xvi) any Contract that obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xvii) any Contract that provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney; and

(xviii) any other Contract that is material to any Target Company and not previously disclosed pursuant to this Section 3.14(a).

(b) All of the Company Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against a Target Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, except where the failure to be so valid and binding and in full force and effect would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no other Person is seeking to terminate or challenge the validity or enforceability of any Company Material Contract. No Target Company nor, to the knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and as of the date of this Agreement no Target Company has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company:

(i) All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of, any Target Company have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(ii) Each Target Company has timely paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable by the Company or any of its Subsidiaries, or (A) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve.

(iii) There is no Proceeding pending or, to the knowledge of the Company, threatened in writing against or with respect to any Target Company in respect of any Tax in any jurisdiction.

(iv) There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax pending or in progress between a Target Company and any Taxing Authority.

(v) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of a Target Company.

(vi) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against a Target Company (nor to the knowledge of the Company is there any), which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with GAAP.

(vii) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not pay Taxes or file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. No Target Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization.

(viii) No Target Company (1) has been a member of an affiliated, consolidated, combined or unitary group other than one of which a Target Company was the common parent, (2) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its Subsidiaries), or (3) has any Liability for the Taxes of any Person (other than a Target Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any Tax Sharing Agreement or as a transferee or successor.

(ix) No Target Company has engaged in any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Law.

(x) No Target Company has waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.

(xi) No Target Company will be required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code (or any similar provision state, local or non-U.S. Applicable Law)), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (C) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made prior to the Closing, or (E) prepaid amount received or deferred revenue recognized prior to the Closing.

(xii) Each Target Company is in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or Order of a Governmental Authority.

(b) During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) No Target Company has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.16 Company Employee Plans.

(a) Neither a Target Company nor any of their ERISA Affiliates has in the past six (6) years sponsored, maintained, contributed to or has, or would reasonably be expected to have, any liability, whether actual or contingent, with respect to, any Company Employee Plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA). No Company Employee Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred to the knowledge of the Company that would reasonably be expected to cause any Company Employee Plan that is intended to be qualified under Section 401(a) of the Code to no longer be so qualified.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Employee Plan has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, including ERISA and the Code, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or reasonably expected to involve, any Company Employee Plan or related trust before any court or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, (iii) no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any excise Taxes or penalties against the Company or any of its Subsidiaries, and (iv) each Target Company has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan or Applicable Law to be made to a Company Employee Plan or, if not yet due, have been properly reflected in the applicable Target Company’s financial statements in accordance with GAAP.

(d) To the knowledge of the Company, no Target Company has any material current or projected Liability for, and no material Company Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage mandated by Applicable Law).

(e) The consummation of the Transactions, alone or together with any other event, will not (i) result in any payment or benefit becoming due or payable, to any Company Service Provider, (ii) result in the acceleration of the time of payment, vesting or funding or increase the amount of any such benefit or compensation, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any material compensation or benefits or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or limit the ability of a Target Company to terminate any Company Employee Plan.

(f) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or cancellation of indebtedness) by any current or former service provider of a Target Company who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code has been operated and documented in all material respects in compliance with Section 409A of the Code. No Company Service Provider is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A, Section 457A or Section 4999 of the Code.

Section 3.17 Labor Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Target Companies are, and since the Measurement Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor relations, hiring, promotion and termination of employees, overtime, minimum wage and wage payment Laws (including meal and rest breaks, final pay and pay equity Laws), employee and contractor classification, discrimination (including diversity, equity and inclusion), retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Measurement Date, there have been no Proceedings pending or, to the knowledge of the Company, threatened to be filed against any Target Company by or concerning any current or former applicant, employee, consultant or independent contractor of a Target Company regarding such labor and employment Laws. Since the date of incorporation of the Company through the date of this Agreement, neither the Company nor any of its Subsidiaries have been subject to or received any written notice of an investigation, charge, citation, penalty or assessment from any Governmental Authority with respect to any such labor and employment Laws.

(b) To the knowledge of the Company, since the date of incorporation of the Company, (i) no allegations of sexual harassment, sexual abuse or other sexual misconduct have been made against any officer, director or employee at the level of manager or above of any Target Company and (ii) there are no Proceedings pending or, to the knowledge of the Company, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any director, officer or employee at the level of manager or above of any Target Company. Since the date of incorporation of the Company, the Company has not entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director or employee at the level of manager or above of any Target Company.

(c) No Target Company is a party to or bound by, or is currently negotiating, any Collective Bargaining Agreement, and there have not been any, and to the knowledge of the Company there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Company Service Provider. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Target Company before the National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, work stoppage, picketing or lockout pending or, to the knowledge of the Company, threatened against or affecting any Target Company. The Consent or consultation of, or the rendering of formal advice by, any Labor Organization or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(d) Each Target Company is, and has been since the Measurement Date, in compliance with WARN in all material respects and has no material Liabilities or other obligations thereunder. No Target Company has taken any action which would constitute a “plant closing,” “mass layoff” or similar act requiring notice under WARN during the 90-day period prior to the date of this Agreement, that would reasonably be expected to cause Parent, the Surviving Corporation or any of their respective Subsidiaries to have any Liability or other obligation under WARN following the Closing Date.

(e) To the knowledge of the Company, no current or former employee of a Target Company is in violation of any material term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) to any Target Company or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any Target Company or (B) to the knowledge or use of trade secrets or proprietary information.

(f) Schedule 3.17(f) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Company showing for each as of such date the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of any Group Company). No employee is a party to a written employment contract for a terms of years with a Group Company and each is employed “at will.

(g) Schedule 3.17(g) contains a list of all independent contractors (including consultants) currently engaged by any Group Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth in Schedule 3.17(g) all of such independent contractors are a party to a written Contract with a Target Company. To the Knowledge of the Company, for the purposes of applicable Law, including the Code, all independent contractors who are currently, or since the Measurement Date, have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Except as set forth in Schedule 3.14(g), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Group Company to pay severance or a termination fee.

Section 3.18 Intellectual Property and Information Technology.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth all material patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by any Target Company as of the date of this Agreement (“Registered Company IP”). The Registered Company IP is subsisting and, excluding any pending applications contained therein, to the knowledge of the Company, is valid and enforceable, extent to the extent the invalidity or unenforceability of such Registered Company IP would not have a Company Material Adverse Effect.

(b) Except as set forth on Section 3.18(a) of the Company Disclosure Letter, the Company or its Subsidiaries solely own, or have the rights to use, pursuant to currently subsisting licenses, in each case free and clear of all Liens (other than Permitted Liens), all Company Owned IP and Company IT Systems material to the conduct of their respective businesses as currently conducted.

(c) To the knowledge of the Company, each Person, including employees and independent contractors, who has created or developed any Company Owned IP by or on behalf of any Target Company has assigned all right, title and interest in, or in the case of licenses has licensed applicable rights in, such Company Owned IP to the Company or the applicable Subsidiary.

(d) (i) There are no pending or, to the knowledge of the Company, threatened claims against any Target Company alleging any infringement, misappropriation or other violation of the Intellectual Property of any Person by any Target Company in any material respect, and the operations of the businesses (including the products and services) of the Company and its Subsidiaries do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect; and (ii) there are no pending or threatened written claims by any Target Company alleging any infringement, misappropriation or other violation by any Person of any material Company Owned IP and to the knowledge of the Company, no Third Party has since the date of incorporation of the Company, infringed, misappropriated or otherwise violated any material Company Owned IP.

(e) To the knowledge of the Company, the Company does not use any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant or purport to grant to any Person any rights to or immunities under any of the Company Owned IP, or that would require the disclosure of source code associated with or comprising any Company Owned IP.

(f) The Company has taken commercially reasonable measures to maintain in confidence all Trade Secrets and confidential information that are part of the Company Owned IP.

Section 3.19 Environmental Matters. The Company has made available all material environmental, health and safety audits, investigations and sampling or similar reports with respect to the Target Companies and any material non-privileged documents related to any non-compliance with, or Liability under, Environmental Laws of the Target Companies that are in its possession or reasonable control relating to Environmental Laws or the Release of, or exposure to, Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) each Target Company is, and has been since the Measurement Date, in compliance with all Environmental Laws;

(b) there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or its properties or operations under Environmental Laws;

(c) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from any real property currently owned, leased or operated by any Target Company, or, to the knowledge of the Company, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, any Target Company; and

(d) no Target Company has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of the Company, exposed any Person to, or designed, manufactured, sold, marketed, installed, repaired, or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material Liability to a Target Company under any Environmental Law.

Section 3.20 Anti-Corruption. No Target Company, nor any of their respective Affiliates, directors, managers, officers or employees, nor, to the knowledge of the Company, any of their respective other Representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by the Company or any such Subsidiary of any Applicable Laws relating to domestic or foreign bribery, money laundering, unlawful political contributions or gifts or corrupt practices, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any other applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”). No Proceeding involving a Target Company, nor any of their respective Affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened.

Section 3.21 Export Controls and Economic Sanctions. Neither the Company, nor any of its respective owners, directors, officers or employees, nor to the knowledge of the Company, its Subsidiaries, or any of their respective owners, directors, officers or employees, nor any other Person working on behalf of any of the foregoing (i) has directly or indirectly since April 24, 2019 violated any Applicable Laws relating to export, reexport, import, antiboycott or economic sanctions (“Export Control and Economic Sanctions Laws”); (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Economic Sanctions Laws (currently, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk, Luhansk, Kherson or Zaporizhzhia regions of Ukraine, each a “Sanctioned Country”); or (iv) has since April 24, 2019 been the subject or target of any investigation, enforcement, administrative, civil or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 3.22 Insurance. The Company and each of its Subsidiaries is insured with reputable insurance carriers against such risks and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Company Insurance Policies”). Such Company Insurance Policies are in full force and effect. Since the Measurement Date, no Target Company has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Company Insurance Policies. All premiums due on such Company Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Company Insurance Policy. The Company Insurance Policies do not provide for any retrospective premium adjustment or other experience-based Liability on the part of the Company or any of its Subsidiaries. All such Company Insurance Policies (a) to the knowledge of the Company, are valid and binding in accordance with their terms; (b) to the knowledge of the Company, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of a Target Company pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. No Target Company is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Company Insurance Policy.

Section 3.23 Properties.

(a) As of the date of this Agreement, no Target Company owns any real property or is party to any Contract or option to purchase any real property.

(b) Section 3.23(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the “Company Leased Real Property”), together with the address of each such Company Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Company Real Property Lease”). The Company has delivered or made available to Parent complete and accurate copies of each Company Real Property Lease described in Section 3.23(b) of the Company Disclosure Letter as in effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (I) each Target Company holds a valid and existing leasehold, subleasehold, license or other similar interest under each Company Real Property Lease, free and clear of all Liens other than Permitted Liens and (II) each Company Real Property Lease is a valid and binding agreement, enforceable against a Target Company, as the case may be, and is in full force and effect (subject to the Bankruptcy and Equity Exceptions).

(c) No Target Company nor, to the knowledge of the Company, any other party to any Company Real Property Lease is in default or breach under the terms of any such Company Real Property Lease, except where such default or breach would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Company Real Property Lease, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement there are no material disputes with respect to any Company Real Property Lease.

Section 3.24 Transactions with Affiliates. As of the date of this Agreement, except for any Related Party Contract listed or required to be listed on Section 3.14(a)(x) of the Company Disclosure Letter and other than any Company Employee Plans, none of any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner of 5% or more of the Equity Interests of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any transaction with or binding upon any Target Company or owns or has any direct or indirect (including, if indirect, through a controlled Affiliate) interest in any of their respective properties or assets.

Section 3.25 Top Customers and Suppliers. Section 3.25 of the Company Disclosure Letter lists, for the period from January 1, 2024 through the date of this Agreement, the ten (10) largest customers of the Target Companies (the “Company Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Company Top Vendors”). The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Company Top Vendor or Company Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Company Top Vendor or Company Top Customer has during the last twelve (12) months decreased materially or, to the Company’s knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s knowledge, no Company Top Vendor or Company Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Company Top Vendor or Company Top Customer, and (v) to the Company’s knowledge, the consummation of the Transactions and the Ancillary Agreements will not adversely affect the relationship of any Target Company with any Company Top Vendor or Company Top Customer.

Section 3.26 Brokers. Except as set forth on Section 3.26 of the Company Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Target Company who might be entitled to any fee or commission from any Target Company in connection with the Transactions.

Section 3.27 No Ownership of Parent Common Stock. Except for the rights granted herein, no Target Company (a) beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or (b) has any rights to acquire any shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which any Target Company is a party with respect to the voting of the capital stock or other Equity Interest of Parent or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with Section 11.16 and the introduction to this Article III) (but without limiting any representations and warranties in any Ancillary Agreement), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of any Target Company, or the accuracy or completeness of any information regarding any Target Company or any other matter furnished or provided to Parent or made available to Parent in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Each Target Company disclaims any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates, stockholders or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Letter in accordance with Section 11.16 and the introduction to Article IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. The Company is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.

Article IV

REPRESENTATIONS AND WARRANTIES OF Parent

Subject to Section 11.16, except as disclosed in (i) the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent to the Company on the date of this Agreement, or (ii) the Parent SEC Documents publicly available prior to the date of this Agreement, Parent hereby represents and warrants to the Company as follows:

Section 4.01 Corporate Existence and Power.

(a) Parent is a corporation duly incorporated and validly existing under the Laws of the State of Delaware. Merger Sub Inc. is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub Inc. has all corporate power required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Parent and Merger Sub Inc. is duly qualified to do business and, to the extent such concept or a similar concept is applicable in such jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the amended and restated certificate of incorporation and the amended and restated bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub Inc., in each case, as in effect on the date of this Agreement (collectively, and as each may be amended from time to time, the “Parent Organizational Documents”).

(c) Since the date of its incorporation, Merger Sub Inc. has not acquired any asset, incurred any Liability or otherwise engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by each of Parent and Merger Sub Inc. of this Agreement and the Ancillary Agreements to which such Person is a party, and the consummation by Parent and Merger Sub Inc. of the Transactions, are within the corporate powers of each of Parent and Merger Sub Inc. and, except for the Parent Stockholder Approval and the Merger Sub Consent (which Merger Sub Consent will be delivered to the Company immediately after the execution and delivery of this Agreement), have been duly authorized by all necessary corporate action, on the part of Parent and Merger Sub Inc. The only votes of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger (the “Parent Stockholder Approval”) are (i) a majority of the votes cast at a duly called and held meeting of Parent’s stockholders at which a quorum is present (in person or represented by proxy) approving the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Share Issuance”) and (ii) a majority of the votes cast in favor of adoption of the Parent Charter Amendment at a duly called and held meeting of Parent’s stockholders at which a quorum is present (in person or represented by proxy). This Agreement has been duly executed and delivered by each of Parent and Merger Sub Inc., and each of the Ancillary Agreements to which Parent and Merger Sub Inc. is a party has been (or will be) duly executed and delivered by such Person, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of such Person enforceable against such Person in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b) At a meeting duly called and held, the Board of Directors of Parent unanimously adopted resolutions (i) determining that this Agreement and the Transactions (including the Parent Share Issuance and the Parent Charter Amendment) are fair to and in the best interests of Parent and its stockholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions (including the Parent Share Issuance and adoption of the Parent Charter Amendment); (iii) directing that the Parent Share Issuance and the Parent Charter Amendment be submitted to a vote at a meeting of Parent’s stockholders; and (iv) recommending approval of the Parent Share Issuance and the Parent Charter Amendment by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”). The Board of Directors of Merger Sub Inc. has unanimously adopted resolutions (i) approving, adopting and declaring advisable this Agreement and the Transactions and (ii) directing that this Agreement (including the Merger) be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub Inc. Except as permitted by Section 6.02, none of the Boards of Directors of Parent or Merger Sub Inc. has subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03 Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub Inc. of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation by each of Parent and Merger Sub Inc. of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of (x) the Certificate of Merger with the Secretary of State of the State of Delaware, (y) the Parent Charter Amendment with the Delaware Secretary of State and (z) appropriate documents with the relevant authorities of other states in which Parent or Merger Sub Inc. are qualified to do business; (b) compliance with any applicable requirements of any applicable Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws or pursuant to the listing requirements of Nasdaq; and (d) any other actions, Consents or Filings the absence of which would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.04 Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub Inc. of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming receipt of the Parent Stockholder Approval and the Merger Sub Consent, contravene, conflict with or result in any violation or breach of any provision of the Parent Organizational Documents; (b) assuming compliance with the matters referred to in Section 4.03 and receipt of the Parent Stockholder Approval and the Merger Sub Consent, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 4.03 and receipt of the Parent Stockholder Approval and the Merger Sub Consent, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Parent Material Contract binding upon Parent or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.05 Capitalization.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of (x) 250,000,000 shares of Parent Common Stock and (y) 10,000,000 shares of preferred stock, par value $0.00001 (“Parent Preferred Stock”). The issued and outstanding Parent Securities as of the date of this Agreement are set forth on Schedule 4.05(a). Upon the filing of the Parent Charter Amendment, the shares of Parent Common Stock to be issued as part of the Merger Consideration will have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of any preemptive right. Except as otherwise set forth in Section 4.05(a) of the Parent Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Parent, (ii) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). Parent owns directly all of the issued and outstanding Equity Interests of Merger Sub Inc.

(b) Except as otherwise set forth in Section 4.05(b) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(c) Except as otherwise set forth on Section 4.05(c) of the Parent Disclosure Letter, there are no stockholders’ agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the capital stock or other Equity Interests of Parent. None of Parent, Merger Sub Inc. or any other Subsidiaries of Parent has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of Parent is a corporation, limited liability company or other entity duly incorporated or organized, validly existing and in good standing (to the extent such concept or a similar concept is applicable in such jurisdiction) under the Laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 4.06(a) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent as of the date of this Agreement and its jurisdiction of incorporation or organization.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent are owned by Parent, directly or indirectly, free and clear of any Lien. Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07 Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act.

(a) Since the Measurement Date, Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed with the SEC under the Securities Act or the Exchange Act (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”), and has paid all fees and assessments due and payable in connection therewith.

(b) As of its filing date, each Parent SEC Document filed since the Measurement Date and prior to the date of this Agreement complied, and each Parent SEC Document filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any other applicable rules and regulations promulgated by the SEC, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed since the Measurement Date and prior to the date of this Agreement did not, and each Parent SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or SEC investigation with respect to any Parent SEC Documents.

(d) Parent is, and since the Measurement Date has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Exchange Act.

(f) Parent and its Subsidiaries have established and maintain a system of internal controls. Such internal controls comply with the requirements of the Exchange Act and are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company prior to the date of this Agreement a true and complete summary of any disclosure of the type described in the preceding sentence made by Parent’s principal executive officer and principal financial officer to Parent’s auditors and audit committee of the Board of Directors of Parent since the Measurement Date.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(h) Since the Measurement Date, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are true and complete.

(i) Parent is not (i) a “shell company” within the meaning of Rule 405 under the Securities Act or (ii) an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.08 Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (i) complied as to form, when filed, in all material respects with the rules and regulations of the SEC with respect thereto, and (ii) present fairly, in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal, recurring and immaterial year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance in all material respects with, the books and records of Parent and its Subsidiaries. The books and records of the Company and its Subsidiaries have been maintained in all material respects in compliance with applicable legal and accounting requirements.

(b) From the Measurement Date to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09 Disclosure Documents. The information relating to Parent and its Subsidiaries that is provided by or on its behalf for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will not (A) at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Absence of Certain Changes. Since the Parent Balance Sheet Date through the date of this Agreement, (a) the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Parent Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. There are no Liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) Liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) Liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date, (c) Liabilities arising in connection with the Transactions and (d) other Liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. There are no off-balance-sheet arrangements that have not been so described in the Parent SEC Documents.

Section 4.12 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of Parent or any of its Subsidiaries, that would reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, or that, as of the date of this Agreement, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions. As of the date of this Agreement, there is no settlement or similar agreement that imposes any material ongoing obligations or restriction on Parent or any of its Subsidiaries. As of the date of this Agreement, there is no Order outstanding or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of Parent or any of its Subsidiaries, under which Parent or any of its Subsidiaries has any ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of any of Parent or Merger Sub Inc. to perform its obligations under this Agreement or to consummate the Transactions.

Section 4.13 Parent Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries are and since the Measurement Date, have been in compliance with the terms of Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of Parent, threatened that seeks, or, to the knowledge of Parent, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit except where such revocation, cancellation, termination, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14 Compliance with Applicable Laws. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, (a) Parent and each of its Subsidiaries are, and since the Measurement Date, have been, in compliance with all Applicable Laws and are not in default under or in violation of any Applicable Laws and (b) neither Parent nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law.

Section 4.15 Parent Material Contracts.

(a) Section 4.15(a) of the Parent Disclosure Letter sets forth a list as of the date of this Agreement of each of the following Contracts to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or its or their assets are bound (other than any Parent Employee Plan or Parent Real Property Lease) (each such Contract listed or required to be so listed, a “Parent Material Contract”):

(i) any Contract that (A) limits or purports to limit, in any material respect, the freedom of Parent or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Company, Parent or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws); (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on Parent or any of its Subsidiaries (or, after the Closing, that would be binding on the Surviving Company or any of its Affiliates); (C) contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person; or (D) contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by Parent or any of its Subsidiaries (other than any such Contracts that are terminable by Parent or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(ii) promissory notes, loan agreements, indentures, evidences of Indebtedness or other instruments providing for or relating to the lending of money, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements or that provides for the guarantee, support, indemnification, assumption or endorsement by Parent or any of its Subsidiaries of, or any similar commitment by Parent or any of its Subsidiaries with respect to, the obligations, liabilities or Indebtedness of any other Person;

(iii) any Contract restricting the payment of dividends or the making of distributions to stockholders of Parent or the repurchase of stock or other equity of Parent;

(iv) any Contract that would require the disposition of any material assets or line of business of Parent or its Subsidiaries as a result of the consummation of the Merger;

(v) any Contract that involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(vi) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(vii) any Contract pursuant to which Parent or any of its Subsidiaries grants to or receives from any Third Party a license or similar right to any Intellectual Property that is material to Parent and its Subsidiaries, other than licenses granting rights to use commercially available hardware or software, including pursuant to shrinkwrap, clickthrough or other standard similar licensing terms;

(viii) any Contract pursuant to which Parent or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to Parent and its Subsidiaries, taken as a whole, other than nonexclusive licenses granted in the ordinary course of business;

(ix) any Contract that is a Collective Bargaining Agreement;

(x) any Related Party Contract to which Parent is a party;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions) that will, after the date of this Agreement, (A) involve payments by Parent or any of its Subsidiaries in excess of $250,000 or (B) impose material monitoring or reporting obligations on Parent or any of its Subsidiaries outside the ordinary course of business;

(xii) any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $100,000 to which Parent or any of its Subsidiaries is a party, as lessee;

(xiii) any Contract that relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of Parent, its business or material assets;

(xiv) any Contract that by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by Parent or any of its Subsidiaries under such Contract or Contracts of at least $100,000 per year or $500,000 in the aggregate (other than each employment, management, service or consulting agreement);

(xv) any Contract that obligates the Parent or any of its Subsidiaries to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xvi) any Contract that provides another Person (other than a Subsidiary of Parent or any manager, director or officer of any Subsidiary of Parent) with a power of attorney; and

(xvii) any other Contract that is material to Parent and not previously disclosed pursuant to this Section 4.15(a).

(b) All of the Parent Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against Parent or its Subsidiaries (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, except where the failure to be so valid and binding and in full force and effect would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. To the knowledge of Parent, no Person is seeking to terminate or challenge the validity or enforceability of any Parent Material Contract. Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and as of the date of this Agreement neither Parent nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Parent Material Contract, except for those violations and defaults (or potential defaults) that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.16 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of Parent or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(ii) Parent and each of its Subsidiaries has timely paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable by Parent or any of its Subsidiaries, or (A) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve.

(iii) There is no Proceeding pending or, to the knowledge of Parent, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax in any jurisdiction.

(iv) There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax pending or in progress between Parent or any of its Subsidiaries and any Taxing Authority.

(v) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries.

(vi) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against Parent or any of its Subsidiaries (nor to the knowledge of Parent is there any), which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with GAAP.

(vii) No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent and/or Parent’s Subsidiaries do not pay Taxes or file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. Neither Parent nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization.

(viii) Parent and each of its Subsidiaries are each in compliance with all Applicable Law with respect to transfer pricing and have maintained documentation required to substantiate transfer pricing practices and methodology in any relevant jurisdiction.

(ix) Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (B) is party to any Tax Sharing Agreement (other than any such agreement solely between Parent and its Subsidiaries), or (C) has any Liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any Tax Sharing Agreement or as a transferee or successor.

(x) Neither Parent nor any of its Subsidiaries has engaged in any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Law.

(xi) Neither Parent nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.

(xii) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Applicable Law)), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (C) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made prior to the Closing, or (E) prepaid amount received or deferred revenue recognized prior to the Closing.

(xiii) Parent and each of its Subsidiaries are in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or Order of a Governmental Authority.

(b) During the period since the Measurement Date, Parent was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) Neither Parent nor any of its Subsidiaries is treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

Section 4.17 Parent Service Providers and Parent Employee Plans.

(a) Section 4.17(a) of the Parent Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each material Parent Employee Plan. Parent has made available to the Company with respect to each Parent Employee Plan accurate and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto (or for unwritten Parent Employee Plans, a written description of the material terms of such Parent Employee Plan); (ii) all related trust or other funding documents; (iii) all currently effective determination letters or opinion letters received from the IRS; (iv) the most recent annual actuarial valuation reports; (v) the last three years of non-discrimination testing results; (vi) the most recent Form 5500 and all schedules thereto; (vii) the most recent summary plan description; and (viii) all material non-routine written correspondences in respect of any such Parent Employee Plan to and from any Governmental Authority received since the Measurement Date.

(b) Except for those Parent Employee Plans set forth on Section 4.17(b) of the Parent Disclosure Letter, none of Parent, its Subsidiaries, or their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has Liability (whether actual or contingent) with respect to, or has since January 1, 2019, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had Liability (whether actual or contingent) with respect to, (i) any Parent Employee Plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (a “Parent Pension Plan”), (ii) a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) (each such plan, a “Parent Multiemployer Plan”), (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, its Subsidiaries, and each of their respective ERISA Affiliates have timely made all contributions and payments required to be made by such entity to each Parent Multiemployer Plan that is subject to Title IV of ERISA (each, a “Parent Multiemployer Pension Plan”) under the terms of the applicable Collective Bargaining Agreement, participation agreement or Parent Multiemployer Plan trust agreement or other governing document that governs such contribution obligation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent, any of its Subsidiaries, nor any of their ERISA Affiliates has incurred or is reasonably expected to incur any Liability on account of a “complete withdrawal” or “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Parent Multiemployer Pension Plan (including as a result of the Transactions).

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan (but not including any Parent Multiemployer Plan) that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Employee Plan (but not including any Parent Multiemployer Plan) and intended to be Tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Employee Plan or related trust.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Employee Plan (but not including any Parent Multiemployer Plan) has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, including ERISA and the Code, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of Parent, is threatened against or reasonably expected to involve, any Parent Employee Plan or related trust (but not including any Parent Multiemployer Plan) before any court or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, (iii) no events have occurred with respect to any Parent Employee Plan (but not including any Parent Multiemployer Plan) that would reasonably be expected to result in the assessment of any excise Taxes or penalties against Parent or any of its Subsidiaries, and (iv) Parent and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Parent Employee Plan or Applicable Law to be made to a Parent Employee Plan.

(f) With respect to each current or former Parent Service Provider, the consummation of the Transactions will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit or increase in any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit or forgiveness of indebtedness; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Employee Plan; or (iii) limit or restrict the right of Parent or any of its Subsidiaries or, after the Closing, the Surviving Corporation to merge, amend or terminate any Parent Employee Plan.

(g) No amount paid or payable (whether in cash, in property, or in the form of benefits) by Parent or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Parent Service Provider for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.

(h) Neither Parent nor any of its Subsidiaries has any material current or projected Liability for, and no material Parent Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Parent Service Provider (other than coverage mandated by Applicable Law).

Section 4.18 Labor Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries are, and since the Measurement Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor relations, hiring, promotion and termination of employees, overtime, minimum wage and wage payment Laws (including meal and rest breaks, final pay and pay equity Laws), employee and contractor classification, discrimination (including diversity, equity and inclusion), retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, since the Measurement Date, there have been no Proceedings pending or, to the knowledge of Parent, threatened to be filed against Parent or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor regarding such labor and employment Laws. Since the Measurement Date, neither Parent nor any of its Subsidiaries have been subject to or received any written notice of an investigation, charge, citation, penalty or assessment from any Governmental Authority with respect to any such labor and employment Laws.

(b) To the knowledge of Parent, since the Measurement Date, (i) no allegations of sexual harassment, sexual abuse or other sexual misconduct have been made against any director, officer or employee at the level of manager or above of Parent or any of its Subsidiaries, and (ii) there are no Proceedings pending or, to the knowledge of Parent, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any director, officer or employee at the level of manager or above of Parent or any of its Subsidiaries. Since the Measurement Date, neither Parent nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director or employee at the level of manager or above of Parent or any of its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries is a party to or bound by, or is currently negotiating, any Collective Bargaining Agreement, and there have not been any, and to the knowledge of Parent there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Parent Service Provider. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, work stoppage, picketing or lockout pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries. The Consent or consultation of, or the rendering of formal advice by, any Labor Organization or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the Transactions.

(d) Parent and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with WARN in all material respects and has no material Liabilities or other obligations thereunder. Neither Parent nor any of its Subsidiaries has taken any action which would constitute a “plant closing,” “mass layoff” or similar act requiring notice under WARN during the 90-day period prior to the date of this Agreement, that would reasonably be expected to cause Parent, the Surviving Company or any of their respective Subsidiaries to have any Liability or other obligation under WARN following the Closing Date.

(e) To the knowledge of Parent, no current or former employee of Parent or any of its Subsidiaries is in violation of any material term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) to Parent or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

Section 4.19 Intellectual Property and Information Technology.

(a) Section 4.19(a) of the Parent Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations, pending applications for any patents, trademarks and copyrights owned by Parent or any of its Subsidiaries as of the date of this Agreement (“Registered Parent IP”) and any unregistered trademarks. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent or any of its Subsidiaries, taken as a whole, the Registered Parent IP is subsisting and, excluding any pending applications contained therein, to the knowledge of Parent, is valid and enforceable.

(b) Parent or its Subsidiaries solely own, free and clear of all Liens, or have the rights to use, in each case free and clear of all Liens (other than Permitted Liens), all Parent Owned IP and Parent IT Systems material to the conduct of their respective businesses as currently conducted and as contemplated to be conducted as of the date of this Agreement.

(c) Each Person, including all current and former employees and independent contractors, who have created or developed any Parent Owned IP by or on behalf of Parent or any of its Subsidiaries has assigned all right, title and interest in such Parent Owned IP to Parent or the applicable Subsidiary pursuant to a valid written assignment or otherwise by operation of Law.

(d) (i) There are and have been no pending or, to the knowledge of Parent, threatened claims against Parent or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property rights of any Person by Parent or any of its Subsidiaries, and the operations of the businesses (including the products and services) of Parent and its Subsidiaries do not, and have not, infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person; and (ii) there are and have been no pending or threatened written claims by Parent or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Parent Owned IP and to the knowledge of Parent, no Third Party is and no Third Party has since the Measurement Date, infringed, misappropriated or otherwise violated any material Parent Owned IP.

(e) To the knowledge of Parent, Parent does not use any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant or purport to grant to any Person any rights to or immunities under any of the Parent Owned IP, or that would require source code owned by the Parent and its Subsidiaries to be disclosed, licensed, publicly distributed, or dedicated to the public.

(f) Parent has taken commercially reasonable measures to maintain in confidence all Trade Secrets and confidential information that are part of the Parent Owned IP or third-party confidential information that Parent or its Subsidiaries are obliged to protect pursuant to a non-disclosure agreement. To the knowledge of the Parent, there has not been any disclosure of or access to any Trade Secret of Parent or any of its Subsidiaries to any third party in a manner that has resulted in the loss of trade secret or other rights in and to such information.

(g) (i) The Parent IT Systems are sufficient to operate and perform as needed by Parent and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since the Measurement Date, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse integrity or security events affecting the Parent IT Systems.

(h) (i) Parent and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Information in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) Parent and its Subsidiaries have since Measurement Date, complied with all Applicable Laws, as well as their own rules, policies and procedures, in each case relating to privacy, data protection and the collection, storage, retention, protection, disclosure, destruction, transfer, use and processing of all Personal Information (“Data Privacy Requirements”), and, to the knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Information.

(i) To the knowledge of Parent, Parent and its Subsidiaries have not received any (i) written notice from any applicable Governmental Authority or (ii) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligation, cybersecurity obligations or obligation under Data Privacy Requirements, nor has Parent or its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.

(j) Parent and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its Parent IT Systems, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.

Section 4.20 Environmental Liability. Parent has made available all material environmental, health and safety audits, investigations and sampling or similar reports with respect to Parent and its Subsidiaries and any material non-privileged documents related to any non-compliance with, or Liability under, Environmental Laws of Parent or its Subsidiaries that are in its possession or reasonable control relating to Environmental Laws or the Release of, or exposure to, Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with all Environmental Laws;

(b) there are no Proceedings pending or, to the knowledge of the Parent, threatened against Parent or any of its Subsidiaries or their respective properties or operations under Environmental Laws;

(c) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from any real property currently owned, leased or operated by Parent or any of its Subsidiaries, or, to the knowledge of Parent, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, Parent or any of its Subsidiaries; and

(d) neither Parent nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of Parent, exposed any Person to or designed, manufactured, sold, marketed, installed, repaired or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material Liability related to Parent or any of its Subsidiaries under Environmental Laws.

Section 4.21 Anti-Corruption. None of Parent, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees, nor, to the knowledge of Parent, any of its or their respective other Representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by Parent or any such Subsidiary of any applicable Anti-Corruption Laws. No Proceeding involving Parent, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of Parent, threatened.

Section 4.22 Export Controls and Economic Sanctions. None of Parent, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers or employees, nor to the knowledge of Parent or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly within the past five (5) years violated any applicable Export Control and Economic Sanctions Laws; (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized or resident in any Sanctioned Country; or (iv) has within the past five (5) years been the subject or target of any investigation, enforcement, administrative, civil or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 4.23 Insurance. Parent and each of its Subsidiaries is insured with insurance carriers against such risks and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Parent Insurance Policies”). Such Parent Insurance Policies are in full force and effect. Neither Parent nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Parent Insurance Policies. All premiums due on such Parent Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Parent Insurance Policy. The Parent Insurance Policies do not provide for any retrospective premium adjustment or other experience-based Liability on the part of Parent or any of its Subsidiaries. All such Parent Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of Parent, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of Parent or its Subsidiaries pending under any such Parent Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Parent nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Parent Insurance Policy.

Section 4.24 Properties.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries owns any real property or is party to any Contract or option to purchase any real property.

(b) Section 4.24(b) of the Parent Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased, licensed or otherwise occupied by Parent or any of its Subsidiaries (the “Parent Leased Real Property”), together with the address of each such Parent Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Parent Real Property Lease”). Parent has delivered or made available to Company complete and accurate copies of each Parent Real Property Lease described in Section 4.24(b) of the Parent Disclosure Letter, and no Parent Real Property Lease has been modified in any material respect or terminated, except to the extent that such modifications or terminations are disclosed by the copies delivered or made available to the Company. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, (a) Parent and each of its Subsidiaries holds a valid and existing leasehold, subleasehold, license or other similar interest under each Parent Real Property Lease, free and clear of all Liens other than Permitted Liens and (b) each Parent Real Property Lease is a valid and binding agreement, enforceable against Parent or one of its Subsidiaries, as the case may be, and is in full force and effect. The Parent Leased Real Property constitutes all of the real property used, leased or otherwise occupied in the operation of the businesses of Parent and its Subsidiaries as currently conducted. Parent and its Subsidiaries have not assigned or sublet their interests under, nor granted any security interest in, any Parent Leased Real Property and no Person other than Parent or its Subsidiaries, as applicable, has the right to use or occupy any of the Parent Leased Real Property. Neither Parent nor any of its Subsidiaries is subject to any waiver or forbearance or any deferred, abated or reduced rent with respect to any Parent Real Property Lease.

(c) Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party to any Parent Real Property Lease is in default or breach under the terms of any such Parent Real Property Lease, except where such default or breach would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. No event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Parent Real Property Lease, and no portion of any security deposit has been applied under any Parent Real Property Lease, except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. To the knowledge of Parent, as of the date of this Agreement there are no material disputes with respect to any Parent Real Property Lease. Neither Parent nor any of its Subsidiaries have received any written notice of, nor to the knowledge of Parent does there exist, any pending or threatened condemnation or similar proceedings, or any sale or other disposition of any Parent Leased Real Property or any part thereof in lieu of condemnation.

Section 4.25 Transactions with Affiliates. To the knowledge of Parent, since the Measurement Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date of this Agreement.

Section 4.26 Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Subsidiaries in connection with the Transactions.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Letter in accordance with Section 11.16 and the introduction to this Article IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Parent nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates, stockholders or Representatives. Parent acknowledges and agrees that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with Section 11.16 and the introduction to Article III) (but without limiting any representations and warranties in any Ancillary Agreement), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. Parent is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.

Article V

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company.

(a) Unless Parent effects a Parent Adverse Recommendation Change in accordance with Section 6.02(f), from the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (w) as required by Applicable Law, (x) as set forth in Section 5.01 of the Company Disclosure Letter, (y) as would not reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions or (z) as otherwise expressly required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws and use its and their commercially reasonable efforts to (i) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other Third Parties having material business relationships with the Company and its Subsidiaries and (ii) keep available the services of the present directors, officers and employees of the Company and its Subsidiaries; provided, however, that the failure to take any action prohibited by Section 5.01(b) shall not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.01(a).

(b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (A) as required by Applicable Law, (B) as set forth in Section 5.01 of the Company Disclosure Letter, (C) as would not reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions or (D) as otherwise required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i) adopt or propose any change to its certificate of incorporation, bylaws or other Organizational Documents (including the Company Organizational Documents);

(ii) (A) merge or consolidate with any other Person; (B) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property; or (C) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(iii) (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards or (B) engage in any hedging transaction with a third Person with respect to such securities, except, in each case of (A) and (B), pursuant to a Company Employee Plan;

(iv) (A) split, combine or reclassify any shares of its capital stock; (B) amend any term or alter any rights of any of its outstanding Equity Interests; (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities; or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities;

(v) terminate, suspend, abrogate, amend or modify any material Company Permit;

(vi) transfer, sell, lease, sublease, assign or otherwise dispose of any Subsidiary or any division thereof or of the Company or any material assets, securities or property;

(vii) make any material loans, advances or capital contributions to any other Person;

(viii) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(ix) terminate, waive or assign any material right under any Company Material Contract other than in the ordinary course of business;

(x) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent

(xi) establish any Subsidiary or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xiii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Company’s outside auditors;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Proceedings, Liabilities or obligations;

(xv) make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.01 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) enter into any agreement, understanding or arrangement with respect to the voting of Company Common Stock;

(xx) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxi) issue, sell or otherwise incur any indebtedness for borrowed money (including any debt securities) of the Company or any of its Subsidiaries (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than the Company or any of its wholly owned Subsidiaries));

(xxii) exceed the Budget by more than twenty percent (20%) in the aggregate, or amend such Budget without the consent of the Company; or

(xxiii) agree, commit or publicly propose to do any of the foregoing.

Section 5.02 No Solicitation by the Company; Alternative Company Transaction.

(a) From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as set forth in this Section 6.03, the Company shall, and shall cause the Target Companies and its and their respective directors, officers, and employees and use its commercially reasonable efforts to cause its and their respective Representatives to, (i) immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) promptly request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and use commercially reasonable efforts to obtain the return or the destruction of such confidential information and (iii) immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as set forth in this Section 6.03, the Company shall not, and shall cause the Target Companies and its and their respective directors, officers, and employees not to, and use commercially reasonable efforts to cause its and their other respective other Representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information outside of the ordinary course of business consistent with past practice with respect to existing bona fide commercial relationships without the intent of circumventing the foregoing restrictions) or knowingly encourage or induce the submission of any Company Acquisition Proposal or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Company Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to any Target Company or afford access to the business, officers, directors, employees, properties, assets, books or records of any Target Company to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any Third Party that the Company knows is seeking to make, or has made, a Company Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, or (iii) enter into or participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal.

(c) From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event within 24 hours) after its receipt of any Company Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Company Acquisition Proposal or information relating to the Company or any Company Subsidiary in connection with a Company Acquisition Proposal, notify Parent (orally and in writing) of such Company Acquisition Proposal, inquiry or request (including providing the identity of the Person making or submitting such Company Acquisition Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Company Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto. The Company shall notify Parent in writing if the Company determines to begin providing information or to commence discussions or negotiations concerning a Company Acquisition Proposal, prior to providing any such information or commencing any such discussions or negotiations. The Company shall keep Parent informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Company Acquisition Proposal (including any change to the terms of any such Company Acquisition Proposal) or inquiry or request. The Company shall provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written materials sent by or provided to the Company or its Representatives to or from any Person making a Company Acquisition Proposal, as applicable, with respect to any material development regarding the status or terms of any such Company Acquisition Proposal.

(d) Unless a Parent Material Adverse Effect shall have occurred or Parent effects a Parent Adverse Recommendation Change in accordance with Section 6.02(f), neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent), or propose publicly to withdraw (or modify or qualify in any manner adverse to Parent), the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement or (C) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Company Acquisition Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of its Affiliates to execute or enter into, any Acquisition Agreement constituting or that could reasonably be expected to lead to a Company Acquisition Proposal, or requiring the Company to abandon, terminate, delay or fail to consummate the Transactions, (iii) in the case of a Company Acquisition Proposal that is structured as a tender offer or exchange offer for outstanding shares of Company Common Stock, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Company Stockholders on or prior to ten Business Days after commencement of such tender offer or exchange offer, or (iv) if a Company Acquisition Proposal shall have been publicly announced (other than pursuant to the foregoing clause (iii)) or publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing; provided, however, that if the Board of Directors of the Company does make a Company Adverse Recommendation Change, the Company shall pay to Parent a sum equal to the greater of (i) $250,000; and (ii) all costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereunder, including, without limitation, all reasonable attorneys’ fees.

(e) Notwithstanding any Company Adverse Recommendation Change, the making of any Company Acquisition Proposal or anything in this Agreement to the contrary, until the termination of this Agreement (i) in no event may the Company or any of its Subsidiaries enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Company Acquisition Proposal (other than a confidentiality agreement), and (ii) the Company shall otherwise remain subject to all of its obligations under this Agreement.

Section 5.03 Additional Financial Information

(a) The Company shall deliver (i) the audited consolidated financial statements of the Target Companies as of and for each of the twelve (12) months ended December 31, 2023 and December 31, 2024, consisting of the audited consolidated balance sheet of the Target Companies as of December 31, 2023 and December 31, 2024, and the related audited consolidated income statement, changes in members’ equity and statement of cash flows for the twelve (12) months then ended, and the related notes thereto, audited by a PCAOB qualified auditor in accordance with PCAOB auditing standards (the “Audited Financials”) to Parent as soon as practicable after the date of this Agreement(such date, the “Audit Delivery Date”. The Audited Financials (i) shall be prepared in accordance with GAAP and (ii) shall fairly present, in all material respects, the financial position, results of operations, members’ deficit and cash flows of the Target Company. The Audited Financials (i) shall be (A) certified as audited in accordance with GAAP and the standards of the PCAOB by a PCAOB qualified auditor upon the filing of the initial Registration Statement/Proxy, (B) shall contain an unqualified report of the Company’ auditors, and (C) shall be substantially identical in all material respects to the Company Financials from the same period and (iii) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

Article VI

COVENANTS OF PARENT

Section 6.01 Conduct of Parent.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Parent Disclosure Letter or (z) as otherwise expressly required or expressly permitted by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws and use its and their commercially reasonable efforts to (i) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other Third Parties having material business relationships with Parent and its Subsidiaries; and (ii) keep available the services of the present directors, officers and employees of Parent and its Subsidiaries; provided, however, that the failure to take any action prohibited by Section 6.01(b) shall not be a breach by Parent or any of its Subsidiaries of the covenants and agreements set forth in this Section 6.01(a).

(b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (A) as required by Applicable Law, (B) as set forth in Section 6.01 of the Parent Disclosure Letter, (C) in connection with the Parent Reverse Split, (D) as otherwise required or expressly permitted by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) in connection with a Permitted Financing, Parent shall not, and shall cause each of its Subsidiaries not to:

(i) adopt or propose any change to its certificate of incorporation, bylaws or other Organizational Documents (whether by merger, consolidation or otherwise) (including the Parent Organizational Documents);

(ii) (A) merge or consolidate with any other Person; (B) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property, other than (I) acquisitions of assets in the ordinary course of business consistent with past practice or (II) transactions (x) solely among Parent and one or more of its wholly owned Subsidiaries or (y) solely among Parent’s wholly owned Subsidiaries; or (C) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization or restructuring;

(iii) (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards or (B) engage in any hedging transaction with a third Person with respect to such securities, except, in each case of (A) and (B), pursuant to a Parent Employee Plan;

(iv) (A) split, combine or reclassify any shares of its capital stock; (B) amend any term or alter any rights of any of its outstanding Equity Interests; (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than dividends or distributions by a Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent; or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Parent or any Subsidiary of Parent;

(v) terminate, suspend, abrogate, amend or modify any material Parent Permit;

(vi) transfer, sell, lease, sublease, assign or otherwise dispose of any Subsidiary or any division thereof or of Parent any assets, securities or property;

(vii) make any material loans, advances or capital contributions to any other Person;

(viii) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(ix) terminate, waive or assign any material right under any Parent Material Contract other than in the ordinary course of business;

(x) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent

(xi) establish any Subsidiary or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Parent or its Subsidiary) not in excess of $25,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Proceedings, Liabilities or obligations other than Liabilities incurred prior to the date of this Agreement;

(xiv) make capital expenditures in excess of $25,000 individually for any project (or set of related projects) or $50,000 in the aggregate;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $25,000 individually or $50,000 in the aggregate other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.01 during the Interim Period (provided, that this Section 6.01(b)(xvi) shall not prevent Parent from incurring Liabilities or obligations necessary to pay fees, including registration or filing fees, to the SEC or Nasdaq, up to $250,000 individually or $500,000 in the aggregate);

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Parent Common Stock;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx) make any material change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-K promulgated under the Securities Act (“Regulation S-K”), as approved by its independent public accountants;

(xxi) sell, borrow or otherwise incur any indebtedness for borrowed money (including any debt securities) of Parent or any of its Subsidiaries (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than Parent or any of its wholly owned Subsidiaries)), except for indebtedness incurred or borrowed that is outstanding on the date of this Agreement;

(xxii) increase the compensation of any employee, consultant or independent contractor of the Company; or

(xxiii) agree, commit or publicly propose to do any of the foregoing.

Section 6.02 No Solicitation by Parent.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise set forth in this Section 6.02, Parent shall not, and shall cause its Subsidiaries and its and their respective officers, directors and employees not to, and shall use commercially reasonable efforts to cause its and their other respective other Representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information outside of the ordinary course of business consistent with past practice with respect to existing bona fide commercial relationships without the intent of circumventing the foregoing restrictions) or knowingly encourage or induce the submission of any Parent Acquisition Proposal or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any Third Party that Parent knows is seeking to make, or has made, a Parent Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; or (iii) except as required by the duties of the Board of Directors of Parent under Applicable Law (as determined by the Board of Directors of Parent in good faith, after consultation with Parent’s legal advisors), waive, terminate, modify or release any Third Party (other than the Company and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representatives of Parent or its Subsidiaries, whether or not such Representative is so authorized, shall be deemed a breach of this Agreement by Parent.

(b) Except as permitted by this Section 6.02, neither the Board of Directors of Parent nor any committee thereof shall: (x) (A) fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to the Company, the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Proxy Statement, (C) recommend, adopt or approve any Parent Acquisition Proposal or propose publicly or otherwise to recommend, adopt or approve any Parent Acquisition Proposal or resolve to take any such action or (D) enter into or approve, recommend or declare advisable for Parent or any of its Subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal (other than a confidentiality agreement) (any of the foregoing, a “Parent Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, if at any time prior to the receipt of the Parent Stockholder Approval (the “Parent Approval Time”) (and in no event after the Parent Approval Time), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that did not result from any breach of this Section 6.02, the Board of Directors of Parent (or duly appointed committee thereof) may, if the Board of Directors of Parent determines in good faith, after consultation with legal counsel, and based on the information then available to it, that the failure to take such actions would be inconsistent with its fiduciary duties under Applicable Law, then Parent and its Representatives may, subject to compliance with this Section 6.02(c), Section 6.02(d) and Section 6.02(f), (i) engage in negotiations or discussions with such Third Party that has made after the date of this Agreement a Parent Acquisition Proposal; and (ii) furnish to such Third Party and its Representatives non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided as promptly as practicable following its execution to the Company for informational purposes); provided that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, as promptly as practicable following the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to a Parent Acquisition Proposal or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (each of which shall not constitute a Parent Adverse Recommendation Change); (y) making any required disclosure to Parent’s stockholders if the Board of Directors of Parent determines in good faith, after consultation with its legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; or (z) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(d) In addition to the requirements set forth in Section 6.02(c) and subject to compliance with Section 6.02(e) and Section 6.02(f), the Board of Directors of Parent shall not take any of the actions referred to in clauses (i) and (ii) of Section 6.02(c) unless Parent shall have first delivered to the Company written notice advising the Company that Parent intends to take any such action. In addition, Parent shall notify the Company promptly after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, which notice shall be provided in writing and shall (i) identify the relevant Third Party, (ii) to the extent known, describe the material terms and conditions of, any such Parent Acquisition Proposal and (iii) if applicable, include an unredacted copy of such Parent Acquisition Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Parent Approval Time (and in no event after the Parent Approval Time), the Board of Directors of Parent may effect a Parent Adverse Recommendation Change in response to a Parent Intervening Event, but only if, prior to taking such action: (i) the Board of Directors of Parent determines in good faith, after consultation with its legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) Parent shall (A) promptly notify the Company in writing of its intention to take such action at least four (4) Business Days before taking such action and (B) if requested by the Company, negotiate in good faith with the Company for four (4) Business Days following such notice regarding revisions, if any, to the terms of this Agreement proposed by the Company (or any other proposal the Company may make) so that such Parent Adverse Recommendation Change is no longer necessary and (iii) after the four (4) Business Day period described in the foregoing clause (B), the Board of Directors of Parent determines in good faith, taking into account any proposal by the Company to amend the terms of this Agreement (or any other proposal made by the Company), after consultation with its legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

(f) Without limiting Section 6.02(a), Section 6.02(c) or Section 6.02(d), if Parent shall have received a bona fide written Parent Acquisition Proposal that was made or renewed after the date of this Agreement (and has not been not withdrawn) that did not result or arise out of material breach of this Agreement, and the Board of Directors of Parent shall have determined in good faith, after consultation with Parent’s legal counsel, that such Parent Acquisition Proposal is a Parent Superior Proposal, then the Board of Directors of Parent may make a Parent Adverse Recommendation Change, but only if: (i) the Board of Directors of Parent determines in good faith, after consultation with Parent’s legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under Applicable Law; (ii) Parent promptly notifies the Company, that Parent intends to take such action, which notice attaches in unredacted form the most current version of any proposed agreement(s), the identity of the offeror and a copy of any financing commitments (which may be redacted for fee information and other customary matters); (iii) if requested by the Company, during a four (4) Business Day period, Parent and its Representatives have discussed and negotiated in good faith with the Company regarding any proposal by the Company to amend the terms of this Agreement (or any other proposal the Company may make) so that such Parent Acquisition Proposal would cease to constitute a Parent Superior Proposal; and (iv) after such four (4) Business Day period, the Board of Directors of Parent determines in good faith, after consultation with its legal counsel, taking into account any proposal by the Company to amend the terms of this Agreement (or any other proposal made by the Company), that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Parent Superior Proposal (including any change to the exchange ratio or merger consideration), a new written notification from Parent consistent with that described in clause (ii) of this Section 6.02(f) shall be required; and (v) Parent shall pay to the Company a sum equal to the greater of (i) $250,000; and (ii) all costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereunder, including, without limitation, all reasonable attorneys’ fees.

(g) Parent shall, and shall cause its Subsidiaries, and shall direct its other Representatives, to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal.

(h) Notwithstanding any Parent Adverse Recommendation Change, the making of any Parent Acquisition Proposal or anything in this Agreement to the contrary, until the termination of this Agreement (i) in no event may Parent or any of its Subsidiaries enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal (other than a confidentiality agreement), and (ii) Parent shall otherwise remain subject to all of its obligations under this Agreement, including, for the avoidance of doubt, the obligation to hold the Parent Stockholder Meeting.

(i) Notwithstanding anything to the contrary herein, nothing in this Section 6.02 shall limit Parent’s and its Representatives’ ability to (A) have discussions with third parties and provide such third parties confidential information in connection with a Permitted Financing, (B) negotiate or enter into a letter of intent, agreement in principle, term sheet or definitive agreement relating to any Permitted Financing or (C) consummate a Permitted Financing.

(j) For purposes of this Agreement:

(i) “Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal (other than a Parent Acquisition Proposal that has resulted from a violation of this Section 6.02) on terms that the Board of Directors of Parent determines in good faith, after consultation with its legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal, would result in a transaction that, if consummated, is more favorable to Parent and its stockholders from a financial point of view than the Merger (taking into account any proposal by the Company to amend the terms of this Agreement, or any other proposal the Company may make in response to such Parent Acquisition Proposal).

(ii) “Parent Intervening Event” means any material event, change, effect, development or occurrence that was not known or reasonably foreseeable to the Board of Directors of Parent as of or prior to the date of this Agreement, which event, change, effect, development or occurrence thereafter becomes known to the Board of Directors of Parent and is not the result of a breach by Parent or its Subsidiaries of this Agreement; provided that “Parent Intervening Event” shall exclude any event, change, effect, development or occurrence related to (A) any change, in and of itself, in the market price or trading volume of Parent Common Stock, (B) Parent and its Subsidiaries meeting, exceeding or failing to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (C) any Parent Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (D) any action taken by either Party pursuant to the affirmative covenants set forth in Section 7.01, or the consequences of any such action, or (E) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of Parent and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger.

Section 6.03 Director and Officer Liability.

(a) From and after the Closing, Parent shall, and shall cause the Surviving Corporation to (i) indemnify and hold harmless and shall advance expenses as incurred, in each case to the same extent (subject to Applicable Law) such Persons are indemnified as of the date of this Agreement by the Company or Parent, as applicable, pursuant to the Company Organizational Documents, the Parent Organizational Documents, the governing or organizational documents of any Subsidiary of the Company or of Parent and any indemnification agreements in existence as of the date of this Agreement, each present and former director or officer of the Company, Parent and their respective Subsidiaries (in each case, when acting in such capacity or in connection with their service as an officer, director or other fiduciary of any other Person if such service was at the request or for the benefit of the Company, Parent or any of their respective Subsidiaries) (collectively, the “D&O Indemnified Parties”) against any fees, costs or expenses (including reasonable attorneys’ fees), judgments, inquiries, claims, fines, losses, damages or liabilities incurred in connection with any threatened or actual Proceeding, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising out of the fact that such Person is or was a director or officer of the Company, Parent or any of their Subsidiaries or pertaining to matters existing or occurring at or prior to the Closing, including the Transactions; and (ii) reasonably cooperate in the defense of any such matter until it is determined that such D&O Indemnified Party is not eligible for indemnification.

(b) For a period of six (6) years after the Closing, Parent shall, and shall cause the Surviving Corporation to, maintain in effect the policies of directors’ and officers’ liability insurance maintained by the Company and Parent as of the Closing (“Current Insurance”) (provided that Parent and the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insureds) with respect to claims arising from facts or events that occurred at or before the Closing. In lieu of the foregoing, the Company and Parent may obtain at or prior to the Closing six (6)-year “tail” insurance under the Company’s or Parent’s, as applicable, respective Current Insurance providing equivalent coverage to that described in the preceding sentence.

(c) The provisions of this Section 6.03 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives. If Parent, the Surviving Corporation, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other Person or engages in any similar transaction, then in each such case, Parent and/or the Surviving Corporation, as applicable, will cause proper provision to be made so that the successors and assigns of Parent and/or the Surviving Corporation, as applicable, will expressly assume the obligations set forth in this Section 6.03.

(d) At or prior to the Closing, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each Person who shall be a director or an officer of Parent immediately after the Closing, which indemnification agreements shall continue to be effective following the Closing.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub Inc. and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties hereto in doing, all things reasonably necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Merger and the other Transactions, including using commercially reasonable efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger or any of the other Transactions.

(b) Each of Parent, Merger Sub Inc. and the Company undertakes and agrees to make all required filings and applications with respect to Applicable Laws as promptly as practicable. The Company and Parent shall each have the responsibility for their respective filing fees associated with filings pursuant to all antitrust and other regulatory filings with any Governmental Authority.

(c) In addition to the foregoing, none of the Company, on the one hand, nor, except for actions taken in accordance with Section 6.02, Parent or Merger Sub Inc., on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, materially delaying or otherwise adversely affecting the consummation of the Merger or the ability of such Party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Closing to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments) to obtain the consent, waiver or approval of any Person under any Contract.

(d) In addition and subject to Applicable Law, each of Parent, Merger Sub Inc. and the Company shall, and shall cause their respective Subsidiaries to: (i) promptly notify the other Party of any communication from any Governmental Authority concerning this Agreement or the Transactions to that Party and permit the other Party to review in advance any proposed communication to any of the foregoing; (ii) consult with the other Party prior to participating in any meeting, telephone call or discussion with any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the Transactions and provide the other Party the opportunity to attend and participate in any such meeting, telephone call or discussion to the extent permitted by the Governmental Authority; and (iii) furnish the other Party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement or the Transactions and provide a reasonable opportunity to the other Party to comment on letters, presentations, whitepapers and other substantive communications to the Governmental Authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications.

(e) In furtherance thereof, each of the Company and Parent shall, if requested, use commercially reasonable efforts to obtain all necessary or appropriate consents, waivers and approvals under any Company Material Contracts or Parent Material Contracts, as applicable, to which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, is a party in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits under such Company Material Contracts or Parent Material Contracts following the consummation of the Transactions.

(f) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Closing. Prior to the Closing, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

(g) In connection with and without limiting the efforts referenced above, the Parties shall consider in good faith the views of one another, in connection with the form and content of any notices, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party, hereto in connection with Proceedings under or relating to any Antitrust Law prior to their submission.

Section 7.02 Access to Information; Confidentiality. Upon reasonable advance notice and subject to Applicable Law, each Party shall, and each Party shall cause its Subsidiaries to, afford to the other Party and its Subsidiaries and their respective Representatives reasonable access, during normal business hours and during the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement, to all their respective properties, books, Contracts, personnel and records and, during such period, each Party shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party all information concerning its business, finances, properties and personnel as Parent or the Company, as applicable, may reasonably request; provided that each Party and its Subsidiaries may withhold any document or information (a) that is subject to an obligation of confidentiality with a Third Party entered (provided that each Party and its Subsidiaries shall use their commercially reasonable efforts to permit reasonable disclosure not in violation of any such confidentiality obligation), (b) the disclosure of which would violate any Law or fiduciary duty (provided that each Party and its Subsidiaries shall use their commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty), (c) that is subject to attorney-client or other privilege (provided that the applicable Party and its Subsidiaries shall use their commercially reasonable efforts to allow for such access or disclosure to the maximum extent that would not result in a waiver of any such attorney-client or other privilege), (d) concerning Parent Acquisition Proposals, which shall be governed by Section 6.02, or Company Acquisition Proposals, or (e) regarding the deliberations of the Board of Directors of the Company, Parent or any of their respective Subsidiaries or any committee thereof with respect to the Transactions or the entry into this Agreement, or any materials provided to the Board of Directors of the Company, Parent or any of their respective Subsidiaries or any committee in connection therewith. In the event that Parent materially breaches Section 6.02(a) or delivers notice to the Company that it intends to take any of the actions set forth in clauses (i) or (ii) of Section 6.02(c) or effect an Parent Adverse Recommendation Change in accordance with Section 6.02(f), the rights of Parent and its Subsidiaries and their Representatives under this Section 7.02 shall automatically terminate without further action as of such time. All information exchanged pursuant to this Section 7.02 shall be subject to the terms of the Confidentiality Agreement.

Section 7.03 Proxy Statement/Registration Statement; Parent Stockholders Meeting.

(a) As promptly as practicable after the execution and delivery of this Agreement, (A) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC mutually acceptable materials that shall include (1) the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of Parent relating to the Parent Stockholder Meeting and (2) the proxy statement of the Company relating to the Company Stockholder Meeting (collectively, together with any amendments or supplements thereto, the “Proxy Statement”), and (B) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the Parent Common Stock that constitutes the Merger Consideration (the “Registration Statement Securities”). Each of Parent and the Company shall use its commercially reasonable efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its commercially reasonable efforts to obtain all necessary state securities Law or “blue sky” Consents required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective holders of Equity Interests as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other such Party all information concerning itself and its Subsidiaries, officers, directors, managers and holders of Equity Interests and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Authority or to Nasdaq, in connection with the Merger and the other Transactions (the “Offer Documents”). Parent shall cause the Proxy Statement/Registration Statement to be mailed to the stockholders of Parent promptly after the Registration Statement is declared effective by the SEC under the Securities Act.

(b) To the extent not prohibited by Law, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Parent shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of such comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to such comments and to provide comments on such response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(c) Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Proxy Statement will, at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) If at any time prior to the Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent.

(e) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Parent shall (x) cause the Proxy Statement to be disseminated to stockholders of Parent in compliance with Applicable Law, (y) duly give notice of and convene and hold a meeting of the stockholders of Parent (the “Parent Stockholder Meeting”) in accordance with Parent’s Organizational Documents and Nasdaq Listing Rule 5620(b) and (z) solicit proxies from the holders of Parent Common Stock to vote in favor of each of the Transaction Proposals. Parent shall, through its Board of Directors, recommend to the stockholders of Parent: (A) the Parent Charter Amendment (as may be subsequently amended by mutual written agreement of the Company and Parent at any time before the effectiveness of the Registration Statement), (B) approval of the Parent Share Issuance in connection with the Merger in accordance with Applicable Law and Nasdaq rules, (C) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (D) the adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions and (E) the adjournment of the Parent Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals described in the foregoing clauses (A) through (E), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. Parent shall adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (provided that approval of the Adjournment Proposal shall have been obtained), (ii) if a quorum is absent, or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined in good faith after consultation with legal counsel is required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholder Meeting.

(f) Subject to Section 6.02, Parent shall use its commercially reasonable efforts to take, or cause to be taken, all such actions, and to do or cause to be done all such things necessary on its part to cause the Transaction Proposals to be approved at the Parent Stockholder Meeting or any adjournment or postponement thereof, and to comply with all legal requirements applicable to the Parent Stockholder Meeting.

Section 7.04 Company Stockholder Approval.

(a) As promptly as reasonably practicable following the date on which the Registration Statement becomes effective under the Securities Act (and in any event within three (3) Business Days thereafter), the Company shall solicit and use its commercially reasonable efforts to obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of the Requisite Company Stockholders (pursuant to the Company Support Agreements) and any other stockholders of the Company as the Company may determine in its reasonable discretion, or, in the event that the Company is not able to obtain the Written Consent, the Company shall duly and promptly convene a meeting of the Company’s stockholders, solely for the purpose of voting on the adoption of this Agreement and approving the Transactions.

(b) If the Company Stockholder Approval is obtained, then as promptly as reasonably practicable following the receipt of the Written Consent, the Company will prepare and deliver to its stockholders who have not consented the notice required by Sections 228(e) (if applicable) and 262 of the DGCL.

Section 7.05 Listing and Reporting Matters.

(a) Prior to the Closing, Parent shall use commercially reasonable efforts to maintain its listing on the Nasdaq and, in the event that Parent receives following the date of this Agreement any notice that Parent has failed to satisfy any Nasdaq listing requirement or any other material communication from Nasdaq in respect thereof, shall provide prompt written notice of the same to the Company, including a copy of any written notice thereof received from Nasdaq.

(b) Prior to the Closing, Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of Nasdaq and the SEC to enable the listing of the Parent Common Stock being issued in the Parent Share Issuance on Nasdaq no later than Effective Time, subject to official notice of issuance, including by submitting prior to the Closing an initial listing application (the “Listing Application”) with Nasdaq, with respect to such Parent Common Stock. Each of the Company and Parent shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other such Party and shall otherwise reasonably assist and cooperate with the other such Party with respect to the preparation and filing of the Listing Application. Parent will use commercially reasonable efforts to (i) cause the Listing Application, when filed, to comply in all material respects with all requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from Nasdaq or its staff concerning the Listing Application and (iii) have the Listing Application approved by Nasdaq, as promptly as practicable after such filing. Parent shall not submit the Listing Application or any supplement or amendment thereto, or respond to comments received from Nasdaq with respect thereto, without providing the Company a reasonable opportunity to review and comment thereon. Parent shall promptly notify the Company upon the receipt of any comments from Nasdaq, or any request from Nasdaq for amendments or supplements to the Listing Application and shall provide the Company with copies of written comments with respect to the Listing Application received from Nasdaq, and advise the Company of any oral comments with respect to the Listing Application received from Nasdaq. Promptly after receiving notice thereof, Parent shall advise the Company of the time of the approval of the Listing Application and the approval for listing on the Nasdaq of the Parent Common Stock to be issued in connection with the Transactions.

(c) From the date of this Agreement through the Effective Time, Parent will keep current and timely file all periodic reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under Applicable Laws.

Section 7.06 Certain Tax Matters.

(a) Each of Parent and the Company shall use commercially reasonable efforts (i) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a party to the reorganization within the meaning of Section 368(a) of the Code and (ii) not to, and to cause its respective Subsidiaries or Affiliates not to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company shall (and shall cause their respective Subsidiaries and Affiliates to) report the Merger for U.S. federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code and shall not take (or cause or permit any of their Subsidiaries or Affiliates to take) any inconsistent position on any Tax Return, in any audit, examination or other administrative or court Proceeding related to Taxes, or otherwise with respect to Taxes, in each case, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Except for the covenants in Section 7.06(a) and the representations and warranties set forth in Section 3.15(c) and Section 4.16(c) respectively, neither Parent (including any of its Subsidiaries or Affiliates) nor the Company makes any representations or warranties regarding the Tax treatment of the Merger, or any of the Tax consequences of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. Parent and the Company acknowledge that each are relying solely on their own Tax advisors for Tax advice regarding this Agreement, the Merger and the other Transactions.

Section 7.07 Public Announcements. The initial press release concerning this Agreement, the Ancillary Agreements and the Transactions shall be a joint press release to be agreed upon by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the Transactions and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall reasonably in advance provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other Party and shall consider in good faith the comments of the other Party); provided that the restrictions set forth in this Section 7.07 shall not apply to any release or public statement (a) made or proposed to be made by Parent in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, (b) in connection with any dispute between the Parties regarding this Agreement, any Ancillary Agreement or the Transactions or (c) for any release or public statement by the Company, to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 7.07. This Section 7.07 shall not apply to any release or public statement made or proposed made by either Party in the ordinary course of business and which does not relate to this Agreement or the Transactions.

Section 7.08 Notices of Certain Events. Each of the Company and Parent shall promptly advise the other in writing of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Authority in connection with the Transactions; (c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; (d) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of Parent; or (e) any change, event or fact that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided that no such notification shall affect the representations, warranties or covenants of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided further that a failure to comply with this Section 7.08 shall not constitute the failure of any condition set forth in Article VIII to be satisfied unless the underlying change, event or fact would independently result in the failure of a condition set forth in Article VIII to be satisfied.

Section 7.09 Transaction Litigation. Each of the Company and Parent shall promptly notify the other of any stockholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims and books and records requests) commenced against it and/or its respective directors or officers relating to this Agreement, any Ancillary Agreement or any of the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other Party informed regarding any Transaction Litigation. Each of the Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other Party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other Party’s advice due consideration with respect to such Transaction Litigation. Prior to the Closing, none of Parent, the Company and their respective Subsidiaries shall cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of, in the case of Parent and its Subsidiaries, the Company, and, in the case of the Company and its Subsidiaries, Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.10 Transaction Financing. Without limiting anything to the contrary contained herein, during the Interim Period, Parent and the Company will use their respective reasonable best efforts to enter into financing agreements (“Financing Agreements”) for one or more Transaction Financings on such terms and structuring, and using such strategy, placement agents and approach as Parent and the Company shall reasonably agree (with the Company’s agreement thereto not to be unreasonably withheld, conditioned or delayed), provided, however, that it would be deemed reasonable for the Company to withhold its consent if, after giving effect to such Transaction Financing, all other Transaction Financings, and the other Transactions, the Company Stockholders would hold an aggregate of less than 80% of the issued and outstanding equity securities of Parent on a fully diluted basis immediately following the Closing. Each of the Company and Parent shall, and shall cause their respective Representatives to cooperate with each other and their respective Representatives in connection with the Transaction Financing and the Company and Parent will use their respective reasonable best efforts to cause such Transaction Financing to occur (including, without limitation, having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Parent).

Section 7.11 Onconetix Budget. Parent shall promptly deliver to the Company, a budget, prepared in good faith by the Parent, setting forth a budget of projected expenditures and income for the seven month period ending December 31, 2025 (the “Budget”).

Article VIII

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by each of the Parties, at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. (i) The Parent Stockholder Approval shall have been duly obtained in accordance with Applicable Law and the Parent Organizational Documents and (ii) the Company Stockholder Approval shall have been duly obtained in accordance with Applicable Law and the Company Organizational Documents.

(b) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding seeking such a stop order shall have been initiated by the SEC and remain pending.

(c) Nasdaq Listing. The Registration Statement Securities shall have been approved for listing on Nasdaq, subject to official notice of issuance and no Nasdaq Delisting shall have occurred at any time prior to the Effective Time.

(d) Regulatory Approvals. All approvals, clearances and expiration of applicable waiting periods (including any voluntary agreement between the Parties and any Governmental Authorities not to effect the Merger before a certain date) under any applicable Antitrust Law have been obtained or occurred (as applicable).

(e) Absence of Orders. No Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger or any of the other Transactions shall be in effect, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority or otherwise be in effect that prohibits or makes illegal consummation of the Merger or any of the other Transactions.

(f) End Date. The End Date has not occurred.

Section 8.02 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by the Company, at or prior to the Closing, of the following conditions:

(a) Accuracy of Representations of Parent:

(i) Each of the representations and warranties of Parent contained in Section 4.01(a) (Corporate Existence and Power), Section 4.05(a) (Capitalization) and Section 4.10(b) (Absence of Certain Changes) shall be true and correct in all respects (subject to only de minimis exceptions) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects (subject to only de minimis exceptions) as of such specific date);

(ii) Each of the representations and warranties of Parent contained in Sections 4.05(b) and 4.05(c) (Capitalization), Section 4.02 (Corporate Authorization), Section 4.04 (Non-Contravention) and Section 4.26 (Brokers) (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects as of such specific date); and

(iii) Each of the representations and warranties of Parent contained in this Agreement other than those specified in the foregoing subsections (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or Parent Material Adverse Effect or any similar standard or qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent and Merger Sub Inc. shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement and the Loan Agreement, at or prior to the Closing.

(c) Absence of Parent Material Adverse Effect. There shall not have occurred and be continuing a Parent Material Adverse Effect.

(d) Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions set forth in Section 8.02(a) (Accuracy of Representations of Parent), Section 8.02(b) (Performance of Obligations of Parent) and Section 8.02(c) (Absence of Parent Material Adverse Effect) have been satisfied.

(e) Board Composition. Parent shall have performed all obligations and complied in all respects with the requirements to increase the size of the Board of Directors of Parent as set forth in Section 1.05(b).

(f) Resignations. The Company shall have received copies of resignations of all directors and officers of the Parent and Merger Sub, effective as of the Effective Time, and a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such resignations have been accepted by the Parent and Merger Sub, as the case may be, have not been rescinded or withdrawn and are effective and may not thereafter be rescinded or withdrawn.

(g) Veru Indebtedness. The Veru Indebtedness has been restructured in a manner acceptable to Company in its sole discretion.

(h) Tax-Free Reorganization. The Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In the event of any dispute between the Parties as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the condition in this Section 8.02(i) will be deemed to have been satisfied if Parent’s legal counsel, Ellenoff Grossman & Schole LLP, provides an opinion, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that (i) officers of the Company and Parent have executed and delivered to Ellenoff Grossman & Schole LLP, customary “Tax Representation Letters” substantially in the form reasonably agreed to by the Parties and Ellenoff Grossman & Schole LLP, at such time or times as may be reasonably requested by Ellenoff Grossman & Schole LLP and (ii) the remaining provisions of this Agreement, including Section 7.06 hereof, have been satisfied; provided, further, however that if the Company has not timely executed and delivered such “Tax Representation Letters” to Ellenoff Grossman & Schole LLP, the condition in this Section 8.02(i) will be deemed to have been waived by the Company.

Section 8.03 Conditions to Obligation of Parent and Merger Sub Inc. . The respective obligations of Parent and Merger Sub Inc. to effect the Merger shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by Parent, at or prior to the Closing, of the following conditions:

(a) Accuracy of Representations of the Company:

(i) Each of the representations and warranties of the Company contained in Section 3.01(a) (Corporate Existence and Power), Section 3.05(a) (Capitalization) and Section 3.09 (Absence of Certain Changes) shall be true and correct in all respects (subject to only de minimis exceptions) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects (subject to only de minimis exceptions) as of such specific date);

(ii) Each of the representations and warranties of the Company contained in Section 3.02 (Corporate Authorization), Section 3.04 (Non-Contravention) and Section 3.26 (Brokers) (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects as of such specific date); and

(iii) Each of the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing subsections (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or any similar standard or qualification), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in Section 8.03(a) (Accuracy of Representations of the Company), Section 8.03(b) (Performance of Obligations of the Company), and Section 8.03(c) (Absence of Company Material Adverse Effect) have been satisfied.

(e) Lock-Up Agreements. Parent shall have received each Lock-Up Agreement, duly executed by the Company Stockholders, and each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(f) Escrow Agreement. Parent shall have received a copy of the Escrow Agreement, duly executed by the Company, Parent Representative and the Escrow Agent.

(g) Company Support Agreement. Parent shall have received a copy of the Company Support Agreement, duly executed by the Company and stockholders of the Company representing sufficient voting power in the aggregate of the Company Common Stock as of the date of this Agreement to approve this Agreement and the Transactions.

(h) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 8.01(h) shall have each been obtained or made.

Section 8.04 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article IX

TERMINATION AND AMENDMENT

Section 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time (except as otherwise expressly provided below, whether before or after receipt of the Parent Stockholder Approval or the effectiveness of the Company Stockholder Approval or Merger Sub Consent), by action taken or authorized by the board of directors of the terminating Party or Parties:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the Merger or the Closing; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the issuance of such Order;

(ii) the Parent Stockholder Approval shall not have been obtained at a Parent Stockholder Meeting or any adjournment or postponement thereof at which the vote was taken; or

(iii) the Merger shall not have been consummated on or before the date that is six months after the Audit Delivery Date (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Merger to be consummated by such time;

(c) by the Company, if:

(i) a Parent Adverse Recommendation Change shall have been made at any time prior to the Parent Stockholder Approval;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub Inc. set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Parent) or Section 8.02(b) (Performance of Obligations of Parent) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the twenty (20) day period referenced in the following clause (B)) by the End Date or (B) has not been cured by Parent or Merger Sub Inc., within twenty (20) days following written notice to Parent from the Company of such breach or failure to perform, but the Company may terminate this Agreement under this Section 9.01(c)(ii) only so long as the Company is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of the Company) or Section 8.03(b) (Performance of Obligations of the Company) not to be satisfied; or

(iii) the conditions for Closing required in Sections 8.01 or 8.02 are incapable of being fulfilled before the End Date and are not waived by the Company.

(d) by Parent, if:

(i) the Company Stockholder Approval shall not have been obtained on or before the date that is ten (10) Business Days after the Registration Statement has been declared effective by the SEC;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of the Company) or Section 8.03(b) (Performance of Obligations of the Company) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the twenty (20) day period referenced in the following clause (B)) by the End Date or (B) has not been cured by the Company within twenty (20) days following written notice to the Company from Parent of such breach or failure to perform, but Parent may terminate this Agreement under this Section 9.01(d)(ii) only so long as Parent is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Parent) or Section 8.02(b) (Performance of Obligations of Parent) not to be satisfied; or

(iii) the conditions for Closing required in Sections 8.01 or 8.03 are incapable of being fulfilled before the End Date and are not waived by the Company.

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other Party.

Section 9.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability or obligation on the part of any Party (or any stockholder or Representative of such Party) to the other Parties hereto; provided that, no such termination shall relieve any Party from any liabilities or damages for fraud or Willful Breach of any covenant, agreement or obligation under this Agreement; provided further that the provisions of this Section 9.02, and Article XI (other than Section 11.11) shall survive any valid termination of this Agreement pursuant to Section 9.01. The termination of this Agreement shall not affect the Parties’ respective obligations under the Confidentiality Agreement, which shall survive in accordance with its terms.

Article X

INDEMNIFICATION

Section 10.01 Survival.

(a) The representations and warranties contained in Article IV shall survive the Closing for a period of eighteen (18) months and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at such time unless a notice of claim has been submitted to the Parent Representative in accordance with the notice provisions of this Agreement or a Third Party claim with respect there has been submitted or served on the Parent or Company on or prior to such date; provided, however, that claims based on fraudulent, criminal or intentional misconduct shall survive indefinitely.

(b) Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in Article III herein shall survive the Closing and shall remain in full force and effect through and until and including the Expiration Date; provided, however, that claims based on fraudulent, criminal or intentional misconduct shall survive indefinitely.

(c) Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

(d) Each covenant and agreement contained in this Agreement shall survive the Closing in accordance with its terms.

Section 10.02 Indemnification by the Company Subject to the other terms and conditions of this Article X, the Company shall indemnify and defend each of Parent and its Affiliates and their respective Representatives (collectively, the “Parent Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all loss, Liability, damage, claim, penalty, fine, forfeiture, action, fee, costs and expense (collectively, “Losses”) incurred or sustained by, or imposed upon, the Parent Indemnitees based upon, arising out of, with respect to or by reason of:(a) any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement.

(c) The Company shall be entitled to offset, against any claim for Losses by the Parent Indemnitees, or the Parent Representative any Losses incurred or sustained by, or imposed upon, the Parent, the Company, any other Target Company, any of their respective directors, officers, employees, agents or representatives, or any Company Stockholder, based upon, arising out of, with respect to or by reason of: any inaccuracy in or breach of any of the representations or warranties of the Parent contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parent or the Parent Representative pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date), any breach of any covenant by the Parent, Parent Representative, or any officer, director, employee, or agent of Parent prior to the Closing.

Section 10.03 Certain Limitations The indemnification provided for in Section 10.02 shall be subject to the following limitations:(a) (i) The aggregate amount of all Losses for which the Company may be liable pursuant to Section 10.2 shall not exceed the amount of the Escrow Property in the Escrow Account (the “Cap”); provided, however, that the Cap shall not apply to Losses to the extent arising from (i) any breach of any representation or warranty contained in the representations and warranties in Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.03 (Governmental Authorization), Section 3.04 (Non-Contravention) Section 3.05 (Capitalization), Section 3.06 (Subsidiaries), Section 3.15 (Taxes), Section 3.18 (Intellectual Property) and Section 3.26 (Finders and Brokers) (the “Fundamental Representations”), which shall be limited to an amount equal to the Merger Consideration or (ii) fraud or intentional misrepresentation of the Company; (iii) no individual claim may be made unless the Losses with respect to such claim exceed $5,000 and claims may not be made unless and until the aggregate Losses of such claims exceed $50,000 (the “Claims Threshold”), and Losses shall only be subject to indemnification in excess of the Claims Threshold; and (iv) no claims for Losses may be asserted by the Parent Representative with respect to matters known or which should have been known by Parent Representative, the Parent, or the Parent’s officers, directors or representatives, prior to the Effective Time.

(b) Solely for purposes of calculating the amount of any Losses arising out of or caused by any breach by the Company of any representation or warranty made by the Company in this Agreement for which a Parent Indemnitee is entitled to indemnification pursuant to this Article X any references in any such representation or warranty to “material,” or “Material Adverse Effect” or similar qualifications shall be disregarded.

Section 10.04 Indemnification Procedures The Party making a claim under this Article X is referred to as the “Indemnified Party,” and the Party against whom such claims are asserted under this Article X is referred to as the “Indemnifying Party.”(a)Direct Claims. Any Proceeding by an Indemnified Party on account of a Loss (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30)-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(b) Third Party Claims.

(i) If any Indemnified Party receives notice of the assertion or commencement of any Proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Company is the Indemnifying Party, such Indemnifying Party shall not have the right to assume the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of Parent, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to this Section 10.04(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to assume the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, an Indemnified Party is a named defendant and (A) there are legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived. If the Indemnifying Party elects not to defend such Third Party Claim, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to this Section 10.04(b), pay, compromise, and/or defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Parent and the Company shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non- defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(ii) Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 10.04(b)(ii). If a firm offer is made to settle a Third Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.

(c) The Parent Representative shall have the sole right to act on behalf of the Parent or Parent Indemnitee with respect to any indemnification claims made pursuant to this Article X, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Parent or Parent Indemnitee.

Section 10.05 Indemnification Payments. Any indemnification claims against the Indemnifying Parties (other than for claims based on fraudulent, criminal or intentional misconduct) shall be satisfied solely by the Escrow Property (with such indemnification first be applied against the Escrow Shares and then against any other Escrow Property), and no Indemnifying Party shall be required to make any out-of-pocket payment for indemnification other than claims based on fraudulent, criminal or intentional misconduct. Any indemnification obligation of an Indemnifying Party under this Article X will be paid within five (5) Business Days after the determination of such obligation in accordance with Section 10.04 (and Parent, Company, and the Parent Representative will provide or cause to be provided to the Escrow Agent any written instructions or other information or documents required by the Escrow Agent to do so). Notwithstanding anything to the contrary contained herein, any indemnification payments will be made to Parent or its successors. With respect to any indemnification payment, the value of each Escrow Share or any other share of Parent Common Stock for purposes of determining the indemnification payment shall be the Parent Share Price on the date that the indemnification claim is finally determined in accordance with this Article X. Any Escrow Shares or other shares of Parent Common Stock received by Parent as an indemnification payment shall be promptly cancelled by Parent after its receipt thereof. Without limiting any of the foregoing or any other rights of the Indemnified Parties under this Agreement or any Ancillary Agreement or at law or equity, in the event that an Indemnifying Party fails or refuses to promptly indemnify an Indemnified Party as provided herein or otherwise fails or refuses to make any payments required under any Ancillary Agreement, in either case, where it is established that such Indemnifying Party is obligated to provide such indemnification or to make such payment, the applicable Indemnified Party shall, in its sole discretion, be entitled to claim a portion of the shares of Parent Common Stock then owned by such Indemnifying Party up to an amount equal in value (based on the then current Parent Share Price) to the amount owed by such Indemnifying Party. In the event that such Indemnifying Party fails to promptly transfer any such shares of Parent Common Stock pursuant to this Section 10.05, Parent shall be and hereby is authorized as the attorney-in-fact for such Indemnifying Party to transfer such shares of Parent Common Stock to the proper recipient thereof as required by this Section 10.05, and may transfer such shares of Parent Common Stock and cancel the stock certificates for such shares on the books and records of Parent and issue new stock certificates to such transferee and may instruct its agents and any exchanges on which Parent Common Stock is listed or traded to do the same.

Section 10.06 Exclusive Remedies. Subject to Section 11.11, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a Party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article X. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article X. Nothing in this Section 10.05 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Party’s fraudulent, criminal or intentional misconduct.

Section 10.07 Parent Representative.

(a) Parent, on behalf of itself and its Subsidiaries, successors and assigns, hereby irrevocably constitutes and appoints Andrew Oakley, in his capacity as the Parent Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Agreements to which the Parent is a party or otherwise has rights in such capacity (together with this Agreement, the “Parent Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Parent Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Parent Representative Documents, including: (i) managing, controlling, defending and settling on behalf of a Parent Indemnitee any indemnification claims against any of them under Article X, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Article X; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of any Parent Representative Document; (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Parent Representative Document; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Parent Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Parent Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses, including fees, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; provided, however, such fees may not be disproportionate to the amount of claimed Losses; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Parent Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Parent Representative, including any agreement between the Parent Representative, Parent or any Indemnified Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article X, shall be binding upon each Parent Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.07 are irrevocable and coupled with an interest. The Parent Representative hereby accepts its appointment and authorization as the Parent Representative under this Agreement.

(b) Any other Person, including the Company and the Indemnified Parties and the Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Parent Representative as the acts of the Parent under any Parent Representative Documents. The Company and each Indemnified Party and Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Parent Representative as to (i) the settlement of any indemnification claims by an Indemnified Party pursuant to Article X, (ii) any payment instructions provided by the Parent Representative or (iii) any other actions required or permitted to be taken by the Parent Representative hereunder, and no Indemnifying Party shall have any cause of action against Parent, the Company or any other Indemnified Party for any action taken by any of them in reliance upon the instructions or decisions of the Parent Representative. All notices or other communications required to be made or delivered to Parent under any Parent Representative Document shall be made to the Parent Representative for the benefit of Parent, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to Parent with respect thereto. All notices or other communications required to be made or delivered by Parent shall be made by the Parent Representative (except for a notice under Section 10.07(c) of the replacement of the Parent Representative).

(c) The Parent Representative will act for Parent on all of the matters set forth in this Agreement in the manner the Parent Representative believes to be in the best interest of Parent, but the Parent Representative will not be responsible to Parent for any Losses that Parent or any Parent Indemnitee may suffer by reason of the performance by the Parent Representative of the Parent Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Parent Representative in the performance of its duties under this Agreement. From and after the Closing, Parent shall jointly and severally indemnify, defend and hold the Parent Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Parent Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Parent Representative’s duties under any Parent Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Parent Representative. In no event shall the Parent Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Parent Representative shall not be liable for any act done or omitted under any Parent Representative Document as the Parent Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Parent Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Parent Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Parent Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Parent Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Parent Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Parent Representative under this Section 10.07 shall survive the Closing and continue indefinitely.

(d) The Person serving as the Parent Representative may resign upon ten (10) days’ prior written notice to Parent and the Company, provided, that the Parent Representative appoints in writing a replacement Parent Representative. Each successor Parent Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Parent Representative, and the term “Parent Representative” as used herein shall be deemed to include any such successor Parent Representatives.

Article XI

GENERAL PROVISIONS

Section 11.01 Notice. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 11.01):

(a) if to the Company, to:

Ocuvex Therapeutics, Inc.

Attn: Anthony Amato

1 Bridge Plaza,

Fort Lee, NJ 0724

Email:

with a copy (which shall not constitute notice) to:

Cohen Tauber Spievack & Wagner P.C.

420 Lexington Ave., Suite 2400

New York NY 10170-2499

Attn: Jerry Cohen, Esq.

Laurence Tauber, Esq.

Telephone No.:

E-mail:

(b) if to Parent or Merger Sub Inc., to:

Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH

Attn: Karina M. Fedasz

Telephone No.:

E-mail:

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10020
Attn: Barry I. Grossman, Esq.

Telephone No.:

E-mail:

(b) if to Parent Representative, to:

Andrew Oakley

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202
Telephone No.:

E-mail:

Section 11.02 Definitions. As used in this Agreement, the following terms have the following meanings:

“2024 SAFEs” means, collectively, that certain Simple Agreement for Future Equity, dated October 8, 2024, between the Company and Tiffany Trust, that certain Simple Agreement for Future Equity, dated October 20, 2024, between the Company, Rajiv Kwatra and Julie Kwatra Revocable Living Trust, that certain Simple Agreement for Future Equity, dated September 30, 2024, between the Company and Santorini Trust, that certain Simple Agreement for Future Equity, dated October 7, 2024, between the Company and Philip Leninger, that certain Simple Agreement for Future Equity, dated November 2024, between the Company and Mihir Parikh, that certain Simple Agreement for Future Equity, dated October 7, 2024, between the Company and Te-Shao Hsu, that certain Simple Agreement for Future Equity, dated December 30, 2024, between the Company and ARZT, LLC, that certain Simple Agreement for Future Equity, dated October 20, 2024, between the Company and Sonjai Bhatia, that certain Simple Agreement for Future Equity, between the Company and Glenn C. Appell Trust, that certain Simple Agreement for Future Equity, dated October 28, 2024, between the Company and Alix Jude Charles, and that certain Simple Agreement for Future Equity, between the Company and William T. Ko.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Lock-Up Agreements, the Escrow Agreement and the Company Support Agreements.

“Antitrust Laws” means (a) the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade and (b) Applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where Parent, the Company or their respective Subsidiaries do business.

“Applicable Law(s)” means, with respect to any Person, any Law that is binding upon or applicable to such Person or any of such Person’s properties or assets.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement or partnership agreement or similar agreement relating to any merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, joint venture, business combination or other similar transaction.

“Balcony Note” means that certain Secured Convertible Promissory Note dated July 9, 2024, between Visiox and Balcony Partners V LLC.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written agreement, memorandum of understanding or other contractual obligation between the Company or Parent or any of their Subsidiaries, as applicable, and any Labor Organization or other authorized employee representative representing Company Service Providers or Parent Service Providers, as applicable.

“Company Acquisition Proposal” means (A) any proposal, offer (including tender or exchange offers) or indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving the Company or any of its Subsidiaries with respect to assets that, taken together, constitute more than 15% of the Company’s consolidated assets, (B) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, securities of the Company representing more than 15% of the voting power of the Company or (C) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Transactions.

“Company Convertible Securities” means, collectively, the Balcony Note, the Srirama Note, any options, the 2024 SAFEs, any other Simple Agreements for Future Equity, restricted stock units, warrants or rights to subscribe for or purchase any capital shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of the Company.

“Company Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by the Company, any of its Subsidiaries for the current or future benefit of any Company Service Provider, or (b) for which the Company or any of its Subsidiaries has any direct, indirect or contingent liability or obligation, whether on behalf of itself, on behalf of an ERISA Affiliate or otherwise.

“Company IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that, individually or in the aggregate, (i) has a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole, including, without limitation and notwithstanding any matter set forth on the Company Disclosure Letters, any foreclosure under either the Balcony Note or the Srirama Note, or (ii) is or would reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; provided that, solely for purposes of the foregoing clause (i), no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect, or whether a Company Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business, regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (c) acts of God, natural disasters, calamities, disease outbreaks or pandemics; (d) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, unless otherwise excluded in this definition of “Company Material Adverse Effect”); (e) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of the Company and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 3.03, Section 3.04 and Section 3.14(b) or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Merger); (f) any changes after the date of this Agreement not announced prior to the date of this Agreement in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; or (h) any action or omission taken by the Company pursuant to the prior written request of Parent, except in the case of each of clause (a), (b), (c), (d) or (f), to the extent that any such event, circumstance, development, occurrence, change or effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which the Company and its Subsidiaries operate.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries or licensed to the Company or its Subsidiaries.

“Company Service Provider” means any current or former director, officer, employee or individual independent contractor or other service provider of the Company or any of its Subsidiaries.

“Company Stockholder Approval” means the adoption of this Agreement and approval of the Transactions (including the Merger) by the affirmative vote or written consent of the holders of at least a majority of the voting power of the issued and outstanding Company Common Stock in accordance with the organizational documents of the Company and the DGCL.

“Company Stock Options” means options to purchase shares of Company Stock.

“Company Warrants” means the warrants granted to each of: Balcony Partners V LLC, Ryan Bleeks, and Sanjay Malieckal, Cynthia Matossian, Vicente Anido, Eshan Sadri, and Tom Mitro.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 10, 2025, by and between Parent and the Company.

“Consent” means any consent, approval, waiver, license, permit, exemption, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any written agreement, contract, note, mortgage, indenture, arrangement or other legally binding obligation or understanding.

“DGCL” means the General Corporation Law of the State of Delaware.

“Employee Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA); (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (c) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, cafeteria plan, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or postemployment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether written or unwritten, whether funded or unfunded, and whether for the benefit of one individual or more than one individual.

“Environmental Law” means any Applicable Law relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (b) worker health and safety or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances.

“Equity Interests” means, with respect to any Person, (a) any shares of capital stock or other voting securities of such Person, (b) other equity or voting interests in such Person, (c) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in such Person, or (d) restricted share units, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by such Person or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be (or at any relevant time was or will be) treated as a single employer under Section 414 of the Code or is a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with such entity as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Fischli Note ” that certain Convertible Promissory Note dated May 20, 2025, between the Company and Tobias Fischli.

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Company Common Stock” means, without duplication, (a) the aggregate number of shares of Company Common Stock (i) that are issued and outstanding immediately prior to the Effective Time, (ii) that are issuable upon the exercise, exchange or conversion of the Company Convertible Securities, (iii) that are issuable upon the exercise, exchange or conversion of any other Equity Interests of the Company that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable, as applicable) and (iv) comprising the Sun Pharma Stock Issuance plus (b) the aggregate number of shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options calculated using the treasury method of accounting plus (c) the aggregate number of shares of Company Common Stock issuable upon the exercise of outstanding Company Warrants.

“Fully Diluted Parent Common Stock” means, without duplication, (a) the aggregate number of shares of Parent Common Stock (i) that are issued and outstanding immediately prior to the Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other Equity Interests of Parent that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable, as applicable) (in each case, giving effect to the Parent Charter Amendment and, if applicable, the Parent Reverse Split).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any national, transnational, supranational, foreign, federal, state, provincial, county, municipal or local governmental authority, or any subdivision thereof, any regulatory or administrative agency or authority, department, board, bureau agency, instrumentality or commission, including any political subdivision thereof, or any court, tribunal, administrative hearing body, arbitration panel or commission.

“Group” means a “group” as defined in Section 13(d) of the Exchange Act.

“Hazardous Substances” means any substance, material or waste that is listed, defined, designated, classified or regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Applicable Law relating to the environment or natural resources, including petroleum or any derivative or by product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to a Person, as at a specified date, without duplication, all (a) the outstanding principal amount of any indebtedness for borrowed money of such Person and its Subsidiaries (other than accounts payable incurred in the ordinary course of business), if applicable, including deposits or advances of any kind to such Person; (b) the principal amount of any long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (c) obligations under any interest rate, currency swap, futures or other hedging, derivative or other similar agreement or arrangement; (d) finance and capital lease obligations or obligations to pay the deferred and unpaid purchase price of property, services or equipment, including all “earn-out,” contingent purchase price or similar performance-based payment obligations under any Contract for the acquisition of any business, asset or service (other than accounts payable incurred in the ordinary course of business); (e) obligations under any letter of credit, performance bonds, surety bonds, financial guarantees, banker’s acceptance or similar credit transactions; (f) guaranties of all or any part of the indebtedness of the type referred to in the foregoing clauses (a) through (e) of any other Person; and (g) any accrued and unpaid interest on and prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (f).

“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in the United States or any other jurisdiction throughout the world: (a) trademarks, service marks, trade names, certification marks, logos, trade dress, brand names, corporate names, Internet account names (including social networking and media names) and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (b) patents and pending patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof; (c) registered and unregistered copyrights (including those in software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof; (d) trade secrets and rights in confidential technology or information (including know-how, inventions, schematics, drawings, techniques, protocols, improvements, processes, formulae, models, methodologies, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively, “Trade Secrets”); (e) rights in databases and data collections (including knowledge databases, and customer databases); (f) Internet domain name registrations; (g) other similar types of proprietary or intellectual property; and (h) claims or causes of action arising out of or related to any past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Interim Period” means he period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.01 or the Closing.

“IRS” means the Internal Revenue Service.

“knowledge” of any Person means (i) with respect to the Company, the actual knowledge of those individuals set forth in Section 11.02(a) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge of those individuals set forth in Section 11.02(a) of the Parent Disclosure Letter.

“Labor Organization” means any labor union, trade union, works council, labor organization or association, or other employee representative body.

“Law” means any U.S. or non-U.S. supranational, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, policy, guideline, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, in each case as amended or supplemented from time to time and including any rules, regulations or interpretations promulgated thereunder.

“Liabilities” means any and all direct liabilities, Indebtedness, Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, or other applicable accounting standards), including Tax liabilities due or to become due, but excluding consequential or indirect damages, even if known by indemnifying party as probable or likely to occur.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, license, pre-emptive right or option, pledge, charge, collateral assignment, security interest, Uniform Commercial Code financing statement, adverse claim, right-of-way, easement or encroachment relating to real property or other encumbrance of any kind in respect of such property or asset; provided that “Lien” shall exclude restrictions on transfer imposed under applicable securities Laws.

“Measurement Date” means August 23, 2024.

“Nasdaq Delisting” means the delisting of the Parent’s Common Stock from trading on Nasdaq due to the failure of the Parent to satisfy Nasdaq’s continued listing requirements.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, statutory books, articles of association memorandum and articles of association or similar organizational documents, in each case, as amended.

“Parent Acquisition Proposal” means (A) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Parent or any of its Subsidiaries with respect to assets that, taken together, constitute more than 15% of Parent’s consolidated assets, (B) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the issued and outstanding Parent Common Stock or securities of Parent representing more than 15% of the voting power of Parent or (C) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Parent, in each case, other than the Transactions or a Permitted Financing.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2024, and the footnotes to such consolidated balance sheet, in each case set forth in the draft of Parent’s Annual Report on Form 10-K for the year ended December 31, 2024.

“Parent Balance Sheet Date” means December 31, 2024.

“Parent Common Stock” means the common stock, par value $0.00001 per share, of Parent.

“Parent Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by Parent, any of its Subsidiaries or any of their ERISA Affiliates for the current or future benefit of any Parent Service Provider, or (b) for which Parent or any of its Subsidiaries has any direct, indirect, or contingent liability, whether on behalf of itself, on behalf of an ERISA Affiliate or otherwise.

“Parent IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that, individually or in the aggregate, (i) has a material adverse effect on the condition (financial or otherwise), business or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) is or would reasonably be expected to prevent or materially impair or delay the ability of Parent to perform its obligations under this Agreement or consummate the Transactions; provided that, solely for purposes of the foregoing clause (i), no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Parent Material Adverse Effect, or whether a Parent Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business or regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (c) acts of God, natural disasters, calamities, disease outbreaks or pandemics; (d) any decline, in and of itself, in the market price or trading volume of Parent Common Stock (it being understood and agreed that the facts or circumstances giving rise to or contributing to such decline may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, unless otherwise excluded in this definition of “Parent Material Adverse Effect”); (e) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, unless otherwise excluded in this definition of “Parent Material Adverse Effect”); (f) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of Parent and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 4.03, Section 4.04 and Section 4.15(a)(xiii) or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Merger); (g) any changes after the date of this Agreement not announced prior to the date of this Agreement in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; or (h) any action or omission taken by Parent pursuant to the prior written request of the Company, except in the case of each of clause (a), (b), (c), or (g), to the extent that any such event, circumstance, development, occurrence, change or effect has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which Parent and its Subsidiaries operate.

“Parent Owned IP” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries.

“Parent Reverse Split” means a reverse stock split of all issued and outstanding shares of Parent Common Stock that is effected (a) prior to the Parent Charter Amendment, at a reverse stock split ratio in the range of 1:10 to 1:150 or (b) otherwise as part of the Parent Charter Amendment, in each case effected by Parent for the purpose of compliance with Nasdaq listing standards.

“Parent Service Provider” means any current or former director, officer, employee, individual independent contractor or other service provider of Parent or any of its Subsidiaries.

“Parent Share Price” means an amount equal to the VWAP of the Parent Common Stock over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which the Parent Common Stock are then traded immediately prior to the date of determination, as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the date of this Agreement.

“Parent Stockholder” means those stockholders of the Parent immediately prior to the Effective Time of the Merger.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Financing” means an equity or debt financing transaction or series of equity or debt financing transactions entered into by Parent on or after the date hereof in connection with the Transaction, by way of issuance, subscription or sale, the proceeds of which Parent shall loan to the Company prior to the Effective Time, and which is approved in accordance with Section 7.10 hereof.

“Permitted Lien” means any (a) Liens for Taxes, assessments or other charges of a Governmental Authority not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP; (b) Liens under purchase money and capital lease arrangements, carriers’, warehousemen’s, mechanics’, workers’, materialmen’s, laborers’, repairmen’s, suppliers’, vendors’ or other similar Liens, in each case, arising in the ordinary course of business and that are (i) not yet due or delinquent or (ii) being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP; (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business; (d) easements, rights-of-way, covenants, declarations, conditions, reservations, restrictions, encroachments, servitudes, rights, licenses, leases, permits and other instruments or encumbrances and all matters of record and other imperfections of title that do not, individually or in the aggregate, materially detract from the value or the use of the property subject thereto; (e) statutory, common law or contractual Liens imposed on the underlying fee interest of the subject property thereof under or arising in connection with any lease or conditional sales contracts with third parties entered into in the ordinary course of business; (f) Liens imposed or promulgated by any Governmental Authority, including zoning, entitlement and building regulations, permits, licenses, utility easements and similar Liens, which are not violated in any material respect by the Company’s or any of its Subsidiaries’, or Parent’s or any of its Subsidiaries’, as applicable, present use or occupancy of such property; (g) rights of parties in possession of any such real property without options to purchase or rights of first refusal that do not, individually or in the aggregate, materially detract from the value or the use of the property subject thereto; (h) any Liens that are disclosed on the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto; (i) any Liens that are not, individually or in the aggregate, materially adverse to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; or (j) any non-exclusive license or other grant of rights with respect to Intellectual Property granted in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

“Personal Information” means (a) any information that relates to, identifies or is reasonably capable of being associated with a natural person; or (b) information that constitutes “personal information”, “personally identifiable information”, “personal data” or other similar terms under Applicable Laws.

“Proceeding” means any action, arbitration, audit, demand, examination, hearing, claim, complaint, charge, investigation, litigation, proceeding, citation, summons or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Authority.

“Registration Statement” means the Registration Statement on Form S-4, or another appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Party” means any (a) executive officer or director of the Company or Parent, as applicable, (b) record or, to the knowledge of the Company or Parent, as applicable, beneficial owner of five percent (5%) or more of the voting securities of the Company or Parent, as applicable, (c) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or beneficial owner.

“Related Party Contract” means any Contract with any Related Party.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing, or arranging for disposal, into the environment.

“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, investment bankers, financing sources, attorneys, accountants, consultants and other agents, advisors and representatives.

“Requisite Company Stockholders” means stockholders of the Company holding the required voting power to obtain the Company Stockholder Approval.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred Parties List.

“Sanctioned Person” means any Person that is the target of any Sanctions, including (a) any Person listed on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, or the United Nations Security Council; (b) any Person listed on any Sanctions-related list maintained by the Government of Canada, including the Consolidated Canadian Autonomous Sanctions List and List of Terrorist Entities; (c) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Country; (d) any Person otherwise subject to Sanctions; or (e) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(d).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Authorities, including but not limited to OFAC, the U.S. Department of State, Global Affairs Canada or Public Safety Canada.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all (a) computer programs, software, firmware, middleware and other code (including operating systems, platforms, applications and interfaces), in each case, in source code, object code or any other form; (b) data files and databases; and (c) documentation related to the foregoing (including protocols, specifications and flow charts).

“Srirama Note” means that certain Secured Convertible Promissory Note dated December 1, 2023, between Visiox and Srirama Associates, LLC.

“Subsidiary” means, when used with reference to a Person, any other Person with respect to which such first Person who (a) holds securities or other ownership interests having (i) ordinary voting power to elect a majority of the board of directors or other governing body or Persons performing similar functions, or (ii) more than 50% of the issued and outstanding voting securities of which, are owned, directly or indirectly, or (b) controls the management. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Sun Pharma Stock Issuance” means that securities in any form paid to Sun Pharma Advanced Research Company Ltd. (“Sun Pharma”) pursuant to that certain License Agreement dated December 2, 2021, entered into between Visiox and Sun Pharma.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, customs duties, license, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes of any kind whatsoever, together with any interest, penalties and additions to tax (including penalties for failure to file or late filing of any Tax Return, and any interest in respect of such penalties, additions to tax or additional amounts imposed by any federal, state, local, non-U.S. or other Taxing Authority).

“Tax Return” means any report, return, document, statement, declaration or other information or Filing filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information or Filing, and including any amendment thereto and any related or supporting information, schedule or attachment with respect thereto.

“Tax Sharing Agreement” means any Tax indemnity, Tax allocation or Tax sharing agreement or similar agreement, arrangement or understanding relating to Taxes or other Tax matters, including any agreement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment, administration or collection of any Tax.

“Third Party” means any Person or Group, other than the Company, Parent, any of their respective Subsidiaries or Affiliates.

“Transaction Financing” means a capital raising transaction in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into Parent or the Company, including any Permitted Financings and the Fischli Note.

“Transactions” means the transactions expressly contemplated by this Agreement and the Ancillary Agreements to be consummated in accordance with the terms of this Agreement (including the Merger).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 (as amended) and any comparable foreign, state or local Law.

“Willful Breach” means, with respect to any agreement or covenant of a Party in this Agreement, a deliberate action or omission taken or omitted to be taken by such Party in material breach of such agreement or covenant that the breaching Party takes (or fails to take) (a) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant or (b) which such breaching Party should have known would result in a material breach of such agreement or covenant.

“Veru Indebtedness” means that certain that certain Promissory Note, dated as of April 19, 2023, issued by Parent to Veru Inc., and that certain Promissory Note, dated as of April 19, 2023, issued by Parent to Veru Inc.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Visiox” means Visiox Pharmaceuticals, Inc., a Delaware Corporation and wholly-owned subsidiary of the Company.

Index of Defined Terms

Page

Acquisition Agreement	83
Adjournment Proposal	65
Affiliate	82
Agreement	1
Ancillary Agreements	82
Anti-Corruption Laws	25
Antitrust Laws	82
Applicable Law(s)	83
Assumed Option	8
Assumed Warrant	8
Bankruptcy and Equity Exceptions	11
Business Day	83
Cap	76
Certificate of Merger	2
Closing	3
Closing Date	3
Code	83
Collective Bargaining Agreement	83
Company Acquisition Proposal	83
Company Board Designees	4
Company Common Stock	4
Company Convertible Securities Conversion	7

Company Disclosure Letter	10
Company Employee Plan	83
Company Equity Plan	8
Company Insurance Policies	25
Company IT Systems	84
Company Leased Real Property	26
Company Material Adverse Effect	84
Company Material Contract	17
Company Organizational Documents	10
Company Owned IP	84
Company Permits	16
Company Real Property Lease	26
Company Recommendation	1
Company Securities	12
Company Service Provider	85
Company Stock Options	85
Company Stockholder Approval	85
Company Support Agreement	1
Company Top Customers	27
Company Top Vendors	27
Confidentiality Agreement	85
Consent	85
Contract	85
control	82
Current Insurance	60
D&O Indemnified Parties	60
Data Privacy Requirements	44
DGCL	85
Direct Claim	76
Dissenting Shares	7
Effective Time	2
Employee Plan	85
End Date	73
Environmental Law	85
Equity Interests	86
ERISA	86
ERISA Affiliate	86
Escrow Account	8
Escrow Agent	8
Escrow Agreement	8
Escrow Amount	8
Escrow Property	8
Escrow Shares	8
Exchange Act	86
Exchange Agent	6
Exchange Ratio	5

Excluded Shares	5
Expiration Date	9
Export Control and Economic Sanctions Laws	25
FCPA	25
Filing	86
FTC	86
Fully Diluted Company Common Stock	86
Fully Diluted Parent Common Stock	86
GAAP	86
Governmental Authority	87
Group	87
Hazardous Substances	87
Health Care Laws	16
HSR Act	87
Indebtedness	87
Indemnified Party	76
Indemnifying Party	76
Intellectual Property	87
IRS	88
knowledge	88
Labor Organization	88
Law	88
Letter of Transmittal	6
Liabilities	88
Lien	88
Listing Application	66
LOT Release	6
Measurement Date	88
Merger	1
Merger Consideration	4
Merger Sub Consent	2
Nasdaq	11
Offer Documents	64
Order	88
Organizational Documents	88
Parent	106
Parent Acquisition Proposal	89
Parent Adverse Recommendation Change	57
Parent Approval Time	57
Parent Balance Sheet	89
Parent Balance Sheet Date	89
Parent Board Designees	4
Parent Board Recommendation	29
Parent Charter Amendment	3
Parent Common Stock	89
Parent Disclosure Letter	28

Parent Employee Plan	89
Parent Indemnitees	75
Parent Insurance Policies	46
Parent Intervening Event	59
Parent IT Systems	89
Parent Leased Real Property	46
Parent Material Adverse Effect	89
Parent Material Contract	35
Parent Multiemployer Pension Plan	40
Parent Multiemployer Plan	40
Parent New Bylaws	3
Parent Organizational Documents	28
Parent Owned IP	90
Parent Pension Plan	40
Parent Permits	35
Parent Preferred Stock	30
Parent Real Property Lease	46
Parent Representative Documents	79
Parent Reverse Split	90
Parent SEC Documents	32
Parent Securities	31
Parent Service Provider	90
Parent Share Issuance	29
Parent Share Price	90
Parent Stockholder Approval	29
Parent Stockholder Meeting	65
Parent Superior Proposal	59
Parties	1
Party	1
PBGC	91
Pending Claims	9
Permitted Lien	91
Person	91
Personal Information	91
Proceeding	92
Proxy Statement	63
Proxy Statement/Registration Statement	63
Registered Company IP	23
Registered Parent IP	43
Registration Statement	92
Registration Statement Securities	63
Regulation S-K	56
Related Party	92
Related Party Contract	92
Release	92
Representatives	92

Requisite Company Stockholders	92
Restricted Person	92
Sanctioned Country	25
Sanctioned Person	92
Sanctions	93
SEC	93
Securities Act	93
Seller Representative	1
Software	93
Subsidiary	93
Surviving Corporation	1
Target Company	93
Tax	93
Tax Return	93
Tax Sharing Agreement	93
Taxing Authority	94
Third Party	94
Third Party Claim	77
Trade Secrets	87
Transaction Litigation	68
Transaction Proposals	65
Transactions	94
Treasury Regulations	2
under common control with	82
WARN	94
Willful Breach	94
Written Consent	65

Section 11.03 Interpretation; Construction. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall”. Unless the context requires otherwise, the word “material” shall be construed in light of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. No provision of this Agreement will be interpreted in favor of, or against, any of the Parties to this Agreement by reason of the extent to which any such Party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any Party hereto.

Section 11.04 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 11.05 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by electronic communication) to the other Parties.

Section 11.06 Entire Agreement. This Agreement (including any exhibits hereto), the Parent Disclosure Letter, the Company Disclosure Letter, the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, THE COMPANY OR MERGER SUB INC. MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ANY OTHER PARTY OR ANY OF SUCH PARTY’S REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 11.07 No Third-Party Beneficiaries. Except as provided in Section 6.03, the Company and Parent hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 11.13 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.08 Obligations of the Company and of Parent. Whenever this Agreement requires Merger Sub Inc. or another Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action and Parent shall be liable for any failure of such Person. Whenever this Agreement requires any Subsidiary of the Company or Parent, as applicable to take any action, such requirement shall be deemed to include an undertaking on the part of the Company or Parent, as applicable to cause such Subsidiary to take such action and the Company or Parent, as applicable, shall be liable for any failure of such Person. Whenever this Agreement requires any Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after Effective Time, on the part of Parent to cause such Subsidiary to take such action.

Section 11.09 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION. Each of the Parties hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject to jurisdiction thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware). The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 11.01 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS AND THEREBY OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 11.11 Specific Performance. Each of Parent and Merger Sub Inc. acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 9.01, the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub Inc. and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 11.09(a), without proof of actual damages, this being in addition to any other remedy to which the Company is entitled at Law or in equity. Parent and Merger Sub Inc. further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each of Parent and Merger Sub Inc. further acknowledge and agree that the agreements contained in this Section 11.11 are an integral part of the Merger and the other Transactions and that, without these agreements, the Company would not enter into this Agreement. Each of Parent and Merger Sub Inc. further agree that the Company shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.11, and irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 11.12 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by all of the Parties, by action taken or authorized by their respective boards of directors, at any time before or after the Parent Stockholder Approval or the effectiveness of the Merger Sub Consent or Company Stockholder Approval; provided that after the Parent Stockholder Approval has been obtained or the Merger Sub Consent or Company Stockholder Approval has become applicable, any amendment of this Agreement that by Applicable Law requires the further approval by Parent’s stockholders, the stockholders of the Company or the members of Merger Sub Inc. shall be effective only with the approval of such stockholders or members, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent (on behalf of itself, Merger Sub Inc.) may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Parent, or Parent or Merger Sub Inc., in the case of the Company, (b) waive any inaccuracies in the representations and warranties of the Company, in the case of Parent, or Parent or Merger Sub Inc., in the case of the Company, contained in this Agreement, and (c) waive compliance by the Company, in the case of Parent, or Parent or Merger Sub Inc., in the case of the Company, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.14 Non-Recourse. Each Party agrees, on behalf of itself and its respective Affiliates, that all actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or the Transactions, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement and (d) any failure of the Transactions to be consummated, in each case, may be made only against (and are those solely of) the Parties that are expressly identified as parties to this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each Party hereto covenants, agrees and acknowledges, on behalf of itself and their respective Affiliates, that no recourse under this Agreement or in connection with any of the Transactions shall be had against any other Person, and no other Person shall have any Liabilities or obligations (whether in Contract or in tort, in Law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d). No Person, other than the Parties, shall be responsible or liable for any damages which may be alleged as a result of this Agreement or the Transactions (or the termination or abandonment thereof). Notwithstanding anything to the contrary set forth in this Section 11.14, it is expressly understood and agreed that none of the foregoing shall limit, impair or otherwise affect the rights, liabilities or obligations of any Person arising out of or relating to the Confidentiality Agreement or the Company Support Agreement to the extent such Person is expressly party thereto.

Section 11.15 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the Party incurring such costs and expenses.

Section 11.16 Disclosure Letter References and SEC Document References. The Parties hereto agree that each section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to qualify the corresponding Section or subsection of this Agreement, irrespective of whether or not any particular Section or subsection of this Agreement specifically refers to the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. The Parties hereto further agree that (other than with respect to any items disclosed in Section 3.14 of the Company Disclosure Letter and Section 4.14 of the Parent Disclosure Letter, in each case, for which an explicit reference in any other section shall be required in order to apply to such section) disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, to which the relevance of such disclosure would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ONCONETIX, INC.

By:	/s/ Karina Fedasz
	Name:	Karina Fedasz
	Title:	Interim Chief Financial Officer, Interim Chief Executive Officer

ONCONETIX MERGER SUB INC.

By:	/s/ Karina Fedasz
	Name:	Karina Fedasz
	Title:	President, Vice-President, Treasurer and Secretary

Parent Representative:

/s/ Andrew Oakley
Name:	Andrew Oakley

OCUVEX THERAPEUTICS, INC.

By:	/s/ Anthony Amato
	Name:	Anthony Amato
	Title:	President

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